UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: ___December 1, 2008___
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-3016	WISCONSIN PUBLIC SERVICE CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (800) 450-7260	39-0715160

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

On December 1, 2008, Wisconsin Public Service Corporation (the "Company") agreed to sell $125,000,000 aggregate principal amount of its Senior Notes, 6.375% Series Due December 1, 2015 (the "Senior Notes") in a public offering through Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and UBS Securities LLC. The closing for the sale of the Senior Notes is scheduled for December 5, 2008. The Senior Notes are registered with the Securities and Exchange Commission on a Registration Statement on Form S-3 (Registration No. 333-151119). In connection with the offering of the Senior Notes, final versions of the following are filed herewith: (1) the Underwriting Agreement, dated December 1, 2008, by and among the Company and Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and UBS Securities LLC, for themselves and as representatives of the other underwriters named therein; (2) the Eighth Supplemental Indenture, dated December 1, 2008, by and between the Company and U.S. Bank National Association, as successor trustee, creating the Senior Notes; and (3) the Fortieth Supplemental Indenture, dated December 1, 2008, by and between the Company and U.S. Bank National Association, as successor trustee, creating the Company's First Mortgage Bonds, Collateral Series H, which are being pledged as security for the Senior Notes.

Item 9.01   Financial Statements and Exhibits.

    (a)   Not applicable

    (b)   Not applicable

    (c)   Not applicable

    (d)   <u>Exhibits</u>. The following exhibits are being filed herewith:

        (1)   Underwriting Agreement, dated as of December 1, 2008, by and among Wisconsin Public Service Corporation and Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and UBS Securities LLC, for themselves and as representatives of the other underwriters named therein.

        (4.1)   Eighth Supplemental Indenture, dated as of December 1, 2008, by and between Wisconsin Public Service Corporation and U.S. Bank National Association (successor to Firstar Bank, National Association and Firstar Bank Milwaukee, N.A., National Association).

        (4.2)   Fortieth Supplemental Indenture, dated as of December 1, 2008, by and between Wisconsin Public Service Corporation and U.S. Bank National Association (successor to Firstar Bank National Association, successor to Firstar Trust Company, formerly known as First Wisconsin Trust Company).

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WISCONSIN PUBLIC SERVICE CORPORATION

By: /s/ Barth J. Wolf
    Barth J. Wolf
    Secretary

Date: December 4, 2008

WISCONSIN PUBLIC SERVICE CORPORATION

Exhibit Index to Form 8-K
Report Dated December 1, 2008

Exhibit
Number

(1)   Underwriting Agreement, dated as of December 1, 2008, by and among Wisconsin Public Service Corporation and Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and UBS Securities LLC, for themselves and as representatives of the other underwriters named therein.

(4.1)   Eighth Supplemental Indenture, dated as of December 1, 2008, by and between Wisconsin Public Service Corporation and U.S. Bank National Association (successor to Firstar Bank, National Association and Firstar Bank Milwaukee, N.A., National Association).

(4.2)   Fortieth Supplemental Indenture, dated as of December 1, 2008, by and between Wisconsin Public Service Corporation and U.S. Bank National Association (successor to Firstar Bank National Association, successor to Firstar Trust Company, formerly known as First Wisconsin Trust Company).

Exhibit (1)

EXECUTION COPY

WISCONSIN PUBLIC SERVICE CORPORATION

SENIOR NOTES, 6.375% SERIES DUE DECEMBER 1, 2015

UNDERWRITING AGREEMENT

December 1, 2008

Banc of America Securities LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC
  as Representatives of the
  several Underwriters listed
  on Schedule II hereto
c/o UBS Securities LLC
677 Washington Boulevard
Stamford, Connecticut 06901

Ladies and Gentlemen:

Wisconsin Public Service Corporation, a corporation organized under the laws of Wisconsin (the "Company"), proposes to sell to the several underwriters named in Schedule II hereto (the "Underwriters"), for whom you (the "Representatives") are acting as representatives, the principal amount of its senior debt securities identified in Schedule I hereto (the "Senior Notes"), to be issued under an Indenture dated as of December 1, 1998, between the Company and U.S. Bank National Association (as successor to Firstar Bank Milwaukee, N.A.), as trustee (the "Senior Trustee"), as amended and supplemented to the date hereof (the "Original Senior Indenture") and to be further supplemented by the Eighth Supplemental Indenture dated as of December 1, 2008, creating the series in which the Senior Notes are to be issued (the "Supplemental Indenture to the Senior Indenture"). The term "Senior Indenture," as used herein, means the Original Senior Indenture as supplemented by the Supplemental Indenture to the Senior Indenture. To the extent there are no additional Underwriters listed on Schedule II other than you, the term Representatives as used herein shall mean you, as Underwriters.

Until the Release Date (as defined in the Senior Indenture), the Senior Notes will be secured as to payment of principal and interest by the Company's First Mortgage Bonds, Collateral Series H (the "Collateral Bonds"), issued under and ratably secured by the First Mortgage and Deed of Trust dated January 1, 1941 between the Company and U.S. Bank National Association (the successor to First Wisconsin Trust Company), as Trustee (the "Mortgage Trustee"), as amended and supplemented to the date hereof (as so amended and supplemented, the "Original Mortgage Indenture") and to be further supplemented by the Fortieth Supplemental Indenture thereto creating the Collateral Bonds (the "Supplemental Indenture to the Mortgage Indenture"). The term "Mortgage Indenture," as used herein, means the Original Mortgage Indenture, as supplemented by the Supplemental Indenture to the Mortgage Indenture. The Collateral Bonds will be issued, pledged and delivered to the Senior Trustee by the Company concurrently with the issue and delivery of the Senior Notes.

Any reference herein to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 12 of Form S-3 which were filed under the Exchange Act on or before, in the case of the Registration Statement, the Time of Sale (as defined below), or, in the case of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, the applicable issue date, and any reference herein to the terms "amend", "amendment" or "supplement" shall be deemed to refer to and include the filing of any document under the Exchange Act after the Time of Sale, with respect to the Registration Statement, or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be, that is deemed to be incorporated therein by reference. All references in this Agreement to financial statements and schedules and other information which is "contained," "included," "set forth" or "stated" in the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that are or are deemed to be incorporated by reference in the Registration Statement, the Base Prospectus, any Preliminary Prospectus, or the Final Prospectus, as the case may be. Certain terms used herein are defined in Section 19 hereof.

1. ***Representations and Warranties***. The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

(a) *Filing Status; Filing and Effectiveness of Registration Statement.* The Company meets the requirements for use of Form S-3 under the Act and has prepared and filed with the Commission a registration statement on Form S-3 (the file number of which is set forth in Schedule I hereto), including a related base prospectus, for registration under the Act of the offering and sale of the Senior Notes, from time to time, in accordance with Rule 415. The Company has filed with the Commission such amendments thereto, if any, as may have been required prior to the date hereof. Such registration statement, if and as amended, has been declared effective by the Commission. The Company is not and was not an "ineligible issuer," as defined under Rule 405, at the relevant times specified in the Act in connection with the offering of the Senior Notes. The Registration Statement meets the requirements set forth in Rule 415(a)(1)(x).

(b) *Time of Sale Information.* At or prior to the time when sales of the Senior Notes were first made (the "Time of Sale"), the Company prepared a Preliminary Prospectus, dated December 1, 2008, and each "free-writing prospectus" (as defined pursuant to Rule 405), if any, listed on Annex A hereto. Such Preliminary Prospectus and the free-writing prospectuses, if any, included on Annex A, are collectively referred to in this Agreement as the "Time of Sale Information."

(c) *Final Prospectus.* Except to the extent the Representatives shall agree in writing to a modification, the Final Prospectus shall be in all substantive respects in the form furnished to you prior to the execution and delivery of this Agreement or, to the extent not

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completed as of such time, shall contain only such specific additional information and other changes (beyond that contained in the Base Prospectus and the Time of Sale Information) as the Company has advised you, prior to such time, will be included or made therein.

(d)   *Preliminary Prospectus.*   No order preventing or suspending the use of any Preliminary Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in any Preliminary Prospectus. The Preliminary Prospectus delivered to the Underwriters for use in connection with the offering of the Senior Notes was identical to the electronically transmitted copy thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T under the Act.

(e)   *Time of Sale Information.* The Time of Sale Information, at the Time of Sale, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in such Time of Sale Information. No statement of material fact included in the Final Prospectus has been omitted from the Time of Sale Information, and no statement of material fact included in the Time of Sale Information that is required to be included in the Final Prospectus has been omitted therefrom.

(f)   *Issuer Free Writing Prospectus.* The Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any "written communication" (as defined in Rule 405) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Company or its agents and representatives (other than a communication referred to in clauses (i), (ii) and (iii) below) an "Issuer Free Writing Prospectus") other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Act or Rule 134, (ii) the Preliminary Prospectus included in the Time of Sale Information, (iii) the Final Prospectus, (iv) the documents listed on Annex A hereto as constituting the Time of Sale Information, and (v) any electronic road show or other written communications, in each case approved in writing in advance by the Representatives. Each such Issuer Free Writing Prospectus complied in all material respects with the Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Act (to the extent required thereby) and, when taken together with the Preliminary Prospectus filed prior to the first use of such Issuer Free Writing Prospectus, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; <u>provided</u> that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in any Issuer Free Writing Prospectus.

(g) *Registration Statement and Final Prospectus.* The Company has not received, and has no notice of, any order preventing or suspending the effectiveness of the Registration Statement or instituting proceedings for that purpose. On the Effective Date, the Registration Statement complied, and when the Final Prospectus is first filed in accordance with Rule 424(b) and on the Closing Date (as defined below), the Final Prospectus (and any supplement thereto) will comply, in all material respects with the applicable requirements of the Act, the Exchange Act and the Trust Indenture Act and the respective rules thereunder. On the Effective Date, at the Time of Sale and on the Closing Date, the Registration Statement did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the Effective Date and on the Closing Date the Senior Indenture did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; and on the date thereof and on the Closing Date, the Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided, however,* that the Company makes no representations or warranties as to (i) that part of the Registration Statement which shall constitute the Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of the Trustee or (ii) the information contained in or omitted from the Registration Statement or the Final Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement or the Final Prospectus (or any supplement thereto).

(h) *Incorporated Documents.* The documents incorporated by reference in the Registration Statement, the Time of Sale Information, and the Final Prospectus when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Exchange Act, and none of such documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Time of Sale Information and the Final Prospectus, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(i) *Incorporation and Good Standing.* The Company has been duly incorporated and is validly existing as a corporation under the laws of the State of Wisconsin with power and authority (corporate and other) to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Registration Statement, the Time of Sale Information and the Final Prospectus; the Company has not filed Articles of Dissolution with the Department of Financial Institutions of the State of Wisconsin, and no grounds exist for the Department of Financial Institutions of the State of Wisconsin to dissolve such corporation administratively pursuant to the provisions of the Wisconsin Business Corporation Law; the Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification; the Company is a "public utility company," as such term was previously defined in the Public Utility Holding Company Act of 1935, as amended. The copies of the Company's articles of incorporation and by-laws incorporated by reference as exhibits to the Company's most recent Annual Report on Form 10-K are complete and correct as of the date hereof.

(j) *Subsidiaries.* The Company has no subsidiaries which, either individually or considered in the aggregate as a single subsidiary, constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X.

(k) *Ownership of Common Stock; Capitalization.* All of the Company's issued and outstanding shares of common stock are owned, beneficially and of record, by Integrys Energy Group, Inc., a Wisconsin corporation ("Integrys"); the Company's authorized preferred stock is as set forth in the Registration Statement, Time of Sale Information, and Final Prospectus; except as set forth in the Registration Statement, Time of Sale Information and Final Prospectus, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of capital stock or ownership interests of the Company are outstanding.

(l) *Material Contracts.* There is no franchise, contract or other document of a character required to be described in the Registration Statement, Time of Sale Information and Final Prospectus, or to be filed as an exhibit to the Registration Statement, which is not described or filed as required.

(m) *Underwriting Agreement.* This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable in accordance with its terms.

(n) *Senior Indenture.* The Original Senior Indenture has been duly authorized, executed and delivered by the Company; the Supplemental Indenture to the Senior Indenture has been duly authorized by the Company and, on the Closing Date, will have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Senior Trustee, the Senior Indenture will be a valid and binding instrument enforceable against the Company in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium, or other laws affecting creditors' rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law (the "Bankruptcy Exceptions"); the Senior Indenture conforms in all material respects to the description thereof contained in the Final Prospectus.

(o)   *Senior Notes.* The Senior Notes have been duly authorized by the Company; on the Closing Date, the Senior Notes will have been duly executed by the Company, and when authenticated in accordance with the provisions of the Senior Indenture and delivered and paid for by the Underwriters pursuant to this Agreement, will constitute valid and legally binding obligations of the Company entitled to the benefits and security provided by the Senior Indenture and enforceable against the Company in accordance with their terms, subject, as to enforcement of remedies, to the Bankruptcy Exceptions; the Senior Notes conform in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(p)   *Mortgage Indenture.* The Original Mortgage Indenture has been duly authorized, executed and delivered by the Company; the Supplemental Indenture to the Mortgage Indenture has been duly authorized by the Company and, on the Closing Date, will have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Mortgage Trustee, the Mortgage Indenture will constitute a valid and binding instrument, enforceable against the Company in accordance with its terms, except as the same may be limited by the laws of the States of Wisconsin and Michigan affecting the remedies for the enforcement of the security provided for therein (which laws do not make such remedies inadequate for the realization of the benefits of such security) and by the Bankruptcy Exceptions; the Mortgage Indenture conforms in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(q)   *Collateral Bonds.* The Collateral Bonds have been duly authorized by the Company and, when duly executed and authenticated in accordance with the provisions of the Mortgage Indenture and delivered to the Senior Trustee in the manner provided therein, will have been duly authorized, executed, authenticated and issued and will constitute valid and legally binding obligations of the Company, secured by the lien of, and entitled to the benefits provided by, the Mortgage Indenture, equally and ratably with all other bonds of the Company duly issued and outstanding under the Mortgage Indenture, and will be enforceable against the Company in accordance with their terms, except as the same may be limited by the laws of the States of Wisconsin and Michigan affecting the remedies for the enforcement of the security provided for therein (which laws do not make such remedies inadequate for the realization of the benefits of such security) and by the Bankruptcy Exceptions; the Collateral Bonds conform in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(r)   *Ownership of Properties.* Each of the Company and its subsidiaries owns or leases all such properties as are necessary to the conduct of its operations as presently conducted. The properties of the Company described under Item 2 of the Company's most recent Annual Report on Form 10-K are owned in fee simple either individually or jointly, as indicated in such annual report, or are held under valid leases, in each case subject only to the lien of the Mortgage Indenture and minor imperfections of titles and encumbrances, if any, which are not substantial in amount, do not materially detract from the value or marketability of the properties subject thereto, and do not materially impair the Company's operations.

(s)   *Investment Company Act.* The Company is not and, after giving effect to the offering and sale of the Senior Notes and the application of the proceeds thereof as described in the Registration Statement, Time of Sale Information and Final Prospectus, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.

(t)   *Regulatory Approvals.*   The Public Service Commission of Wisconsin has duly authorized the issuance and sale by the Company of the Senior Notes and the issuance and pledge of the Collateral Bonds on the terms set forth in the Registration Statement, Time of Sale Information, Final Prospectus and this Agreement, and such authorization is in force and effect and sufficient for the issuance and sale of the Senior Notes to the Underwriters and the issuance and pledge of the Collateral Bonds to the Senior Trustee. No other consent, approval, authorization, filing with or order of any court or other governmental agency or body is required in connection with the transactions contemplated herein, except such as have been obtained under the Act and the Trust Indenture Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Senior Notes by the Underwriters in the manner contemplated herein and in the Registration Statement, Time of Sale Information and Final Prospectus.

(u)   *No Conflicts.*   The execution and delivery of this Agreement, the Senior Indenture or the Supplemental Indenture to the Mortgage Indenture, the issue and sale of the Senior Notes, the issue and pledge of the Collateral Bonds, the consummation of any other of the transactions herein contemplated or the fulfillment of the terms hereof will not conflict with, or result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries (or constitute an event which with notice, lapse of time, or both would result in any breach, violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries) pursuant to (i) the charter or by-laws of the Company or any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject (other than the lien of the Mortgage Indenture), or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties.

(v)   *Absence of Registration Rights.*   No holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

(w)   *Financial Statements.*   The consolidated historical financial statements and schedules of the Company and its consolidated subsidiary included in the Registration Statement, Time of Sale Information and Final Prospectus present fairly the financial condition, results of operations and cash flows of the Company and its consolidated subsidiary as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein). The selected financial data set forth under the caption "Summary Financial Information" in the Registration Statement, Time of Sale Information and Final Prospectus fairly present, on the basis stated in the Registration Statement, Time of Sale Information and Final Prospectus, the information included therein.

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(x)   *Legal Proceedings.* No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(y)   *No Violation or Default.* Neither the Company nor any of its subsidiaries is in violation or default (nor has any event occurred which, with notice, lapse of time, or both would result in a violation or default) of (i) any provision of its charter or bylaws, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, except for such violations or defaults which would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable.

(z)   *Independent Accountants.* Deloitte & Touche LLP, who have certified certain financial statements of the Company and its consolidated subsidiary and delivered their report with respect to the audited consolidated financial statements and schedules incorporated by reference in the Registration Statement, the Preliminary Prospectus and the Final Prospectus, is an independent registered public accounting firm with respect to the Company and its consolidated subsidiary within the meaning of the Act and the applicable published rules and regulations thereunder and under the applicable rules and regulations of the Public Company Accounting Oversight Board. The Company has complied and will comply with the Act and all applicable regulations under the Act and the Exchange Act with respect to the inclusion of the audit report of Deloitte & Touche LLP in the Company's most recent Annual Report on Form 10-K and the incorporation by reference of such Annual Report on Form 10-K in the Registration Statement, the Preliminary Prospectus and the Final Prospectus.

(aa)   *Taxes.* The Company has filed all foreign, federal, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto)).

(bb) *No Labor Disputes.* No labor problem or dispute with the employees of the Company exists or is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers, contractors or customers, that could have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(cc) *Insurance.* The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause, except for such claims which, if successfully denied, would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business; neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(dd) *Licenses and Permits.* The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(ee) *Disclosure Controls.* The Company has established and maintains "disclosure controls and procedures" (as such term is defined in Rule 13a-15 and 15d-15 under the Exchange Act) that (i) are designed to ensure that material information relating to the Company, including its consolidated subsidiary, is made known to the Company's Chief Executive Officer and its Chief Financial Officer (or persons performing similar functions) by others within these entities, particularly during the periods in which the filings made by the Company with the Commission which it may make under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act are being prepared, (ii) have been evaluated for effectiveness as of a date within 90 days prior to the filing of the Company's most recent quarterly report on Form 10-Q filed with the Commission, and (iii) are effective to perform the functions for which they were established.

(ff) *Accounting Controls.* The Company and its subsidiaries maintain systems of "internal control over financial reporting" (as such term is defined in Rule 13a-15 and 15d-15 under the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company's independent auditors and the Audit Committee of the Board of Directors of the Company have been advised of: (i) all significant deficiencies, if any, in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data; and (ii) all fraud, if any, whether or not material, that involves management or other employees who have a role in the Company's internal controls; all material weaknesses, if any, in internal controls have been identified to the Company's independent auditors; since the date of the most recent evaluation of such disclosure controls and procedures and internal controls, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses; the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and any related rules and regulations promulgated by the Commission, and the statements contained in each such certifications are complete and correct.

(gg) *No Stabilization.* The Company has not taken, directly or indirectly, any action designed to or which has constituted or which might reasonably be expected to cause or result, under the Exchange Act or otherwise, in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Senior Notes.

(hh)   *Compliance with Environmental Laws.* The Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto). Except as set forth in the Registration Statement, Time of Sale Information and Final Prospectus, the Company has not been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, except in such instances which would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole.

(ii)   *Periodic Review of the Effect of Environmental Laws.* In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(jj)   *Compliance with ERISA.* Each of the Company and its subsidiaries has fulfilled its obligations, if any, under the minimum funding standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the regulations and published interpretations thereunder with respect to each "plan" (as defined in Section 3(3) of ERISA and such regulations and published interpretations) in which employees of the Company and its subsidiaries are eligible to participate, and each such plan is in compliance in all material respects with the presently applicable provisions of ERISA and such regulations and published interpretations. The Company and its subsidiaries have not incurred any unpaid liability to the Pension Benefit Guaranty Corporation (other than for the payment of premiums in the ordinary course) or to any such plan under Title IV of ERISA.

(kk)   *No Material Adverse Effect.* Subsequent to the respective dates as of which information has been given in the Registration Statement, Time of Sale Information and Final Prospectus, there has not been (i) any material adverse change, or any development which, in the Company's reasonable judgment, is likely to cause a material adverse change, in the business, properties, or assets described or referred to in the Registration Statement, Time of Sale Information and Final Prospectus, or the results of operations, condition (financial or otherwise), business or operations of the Company and its subsidiaries taken as a whole, (ii) any transaction which is material to the Company or its subsidiaries, except transactions in the ordinary course of business or disclosed in the Registration Statement, Time of Sale Information and Final Prospectus, (iii) any obligation, direct or contingent, which is material to the Company and its subsidiaries taken as a whole, incurred by the Company or its subsidiaries, except obligations incurred in the ordinary course of business or disclosed in the Registration Statement, Time of Sale Information and Final Prospectus, (iv) any change in the capital stock or outstanding indebtedness of the Company or its subsidiaries other than short-term debt of the kind contemplated by the Registration Statement, Time of Sale Information, and Final Prospectus or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company, other than dividends on the Company's preferred stock in accordance with the terms thereof and return of capital payments on the common stock of the Company that have been declared or paid in order to maintain the Company's equity at a level consistent with that allowed by the Public Service Commission of Wisconsin. Neither the Company nor its subsidiaries has any material contingent obligation which is not disclosed in the Registration Statement, Time of Sale Information, and Final Prospectus.

(ll)   *Sarbanes Oxley Compliance.* The Company and the Company's directors and officers are each in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission.

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Senior Notes shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2.   *Purchase and Sale.* Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth in Schedule I hereto the principal amount of the Senior Notes set forth opposite such Underwriter's name in Schedule II hereto.

3.   *Delivery and Payment.* Delivery of and payment for the Senior Notes shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 10 hereof (such date and time of delivery and payment for the Senior Notes being herein called the "Closing Date"). Delivery of the Senior Notes shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account

specified by the Company. Delivery of the Senior Notes shall be made through the facilities of The Depository Trust Company.

4. ***Offering by Underwriters***. It is understood that the several Underwriters propose to offer the Senior Notes for sale to the public as set forth in the Time of Sale Information and Final Prospectus.

5. ***Agreements***. The Company agrees with the several Underwriters as follows:

(a) *Filings with the Commission; Issuer Free Writing Prospectuses.* Prior to the termination of the offering of the Senior Notes, the Company will not (i) file any amendment of the Registration Statement or supplement (including the Final Prospectus or any Preliminary Prospectus) to the Base Prospectus or any Rule 462(b) Registration Statement or (ii) use, authorize, approve, refer to or file any Issuer Free Writing Prospectus, unless in each such case, the Company has furnished you a copy for your review prior to such filing, use, authorization, approval, or reference thereto, and the Company will not file any such proposed amendment or supplement or use, authorize, approve, refer to or file any Issuer Free Writing Prospectus to which you reasonably object. Subject to the foregoing sentence, the Company will cause the Final Prospectus, properly completed, and any supplement thereto to be filed with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Representatives of such timely filing. The Company will promptly advise the Representatives (1) when the Final Prospectus, and any supplement thereto, shall have been filed with the Commission pursuant to Rule 424(b) or when any Rule 462(b) Registration Statement shall have been filed with the Commission, (2) when, prior to termination of the offering of the Senior Notes, any amendment to the Registration Statement shall have been filed or become effective, (3) of any request by the Commission or its staff for any amendment of the Registration Statement, or any Rule 462(b) Registration Statement, or for any supplement to the Final Prospectus or for any additional information, (4) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose, or (5) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Senior Notes for sale in any jurisdiction or the institution or threatening of any proceeding for that purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

(b) *Time of Sale Information.* If at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances, not misleading or (ii) it is necessary to amend or supplement the Time of Sale Information to comply with law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (a) above, file with the Commission (to the extent required) and furnish to the Underwriters and to such dealers as the Representatives may designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will not, in the light of the circumstances, be misleading or so that the Time of Sale Information will comply with law.

(c)   *Subsequent Amendments and Supplements to Registration Statement and Final Prospectus.* If, at any time when a prospectus relating to the Senior Notes is required to be delivered under the Act (the "Prospectus Delivery Period"), any event occurs as a result of which the Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, the Company promptly will (1) notify the Representatives of such event, (2) prepare and file with the Commission, subject to the first sentence of paragraph (a) of this Section 5, an amendment or supplement which will correct such statement or omission or effect such compliance and (3) supply any supplemented Final Prospectus to you in such quantities as you may reasonably request.

(d)   *Earnings Statement.* As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(e)   *Delivery of Copies.* The Company will furnish to the Representatives and counsel for the Underwriters, without charge, copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, during the Prospectus Delivery Period, as many copies of each Preliminary Prospectus and the Final Prospectus and any supplement thereto as the Representatives may reasonably request. The Company will pay the reasonable expenses of printing or other production of all documents relating to the offering.

(f)   *State Securities Law Compliance.* The Company will arrange, if necessary, for the qualification of the Senior Notes for sale under the laws of such jurisdictions as the Representatives may designate and will maintain such qualifications in effect so long as required for the distribution of the Senior Notes; *provided, however,* that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Senior Notes, in any jurisdiction where it is not now so subject.

(g)   *Clear Market.* Until the Business Day set forth on Schedule I hereto, the Company will not, without the prior written consent of the Representatives, offer, sell or contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company) directly or indirectly, or announce the offering of, any debt securities issued or guaranteed by the Company (other than the Senior Notes, commercial paper or other short-term debt).

(h)   *Delivery of Collateral Bonds.* The Company will issue and deliver the Collateral Bonds to the Senior Trustee as security for the Senior Notes in the manner described in the Final Prospectus.

(i)   *Use of Proceeds.* The Company will apply the proceeds from the sale of the Senior Notes in the manner set forth under the caption "Use of Proceeds" in the Registration Statement, Time of Sale Information and Final Prospectus.

(j)   *Retention of Free Writing Prospectuses.* The Company will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433.

6.   Certain Agreements of the Underwriters. Each Underwriter hereby represents and agrees that:

(a)   It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any "free writing prospectus", as defined in Rule 405 (which term includes use of any written information furnished to the Commission by the Company and not incorporated by reference into the Registration Statement and any press release issued by the Company) other than (i) a free writing prospectus that, solely as a result of use by such Underwriter, would not trigger an obligation to file such free writing prospectus with the Commission pursuant to Rule 433, (ii) any Issuer Free Writing Prospectus listed on Annex A or prepared pursuant to Section 1(f) or Section 5(a) above (including any electronic road show), or (iii) any free writing prospectus prepared by such Underwriter and approved by the Company in advance in writing (each such free writing prospectus referred to in clauses (i) or (iii), an "Underwriter Free Writing Prospectus"). Notwithstanding the foregoing, the Underwriters may use a term sheet substantially in the form of Annex B hereto without the consent of the Company.

(b)   It is not subject to any pending proceeding under Section 8A of the Act with respect to the offering (and will promptly notify the Company if any such proceeding against it is initiated during the Prospectus Delivery Period).

7.   *Conditions to the Obligations of the Underwriters.* The obligations of the Underwriters to purchase the Senior Notes shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Time of Sale, the date hereof, and the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)   Each Preliminary Prospectus, Issuer Free Writing Prospectus and the Final Prospectus and any required supplement thereto, if any, shall have been filed in the manner and within the time period required by Rule 424(b) or Rule 433; and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

(b)   The Company shall have requested and caused Foley & Lardner LLP, counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, to the effect that:

(i)   The Company has been duly incorporated and is validly existing as a corporation under the laws of the State of Wisconsin, with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Registration Statement, Time of Sale Information and Final Prospectus, and is duly qualified to do business as a foreign corporation and is in good standing under the laws of Michigan; the Company is a "public utility company," as such term was formerly defined under the Public Utility Holding Company Act.

(ii)   All of the Company's issued and outstanding shares of common stock are owned of record by Integrys; the Company's authorized preferred stock is as set forth in the Registration Statement, Time of Sale Information and Final Prospectus; to the knowledge of such counsel, except as set forth in the Registration Statement, Time of Sale Information and Final Prospectus, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of capital stock of or ownership interests in the Company are outstanding.

(iii)   To the knowledge of such counsel, there is no pending or threatened action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property, of a character required to be disclosed in the Registration Statement which is not adequately disclosed in the Time of Sale Information and the Final Prospectus, and there is no franchise, contract or other document of a character required to be described in the Registration Statement, the Time of Sale Information and Final Prospectus, or to be filed as an exhibit to the Registration Statement, which is not described or filed as required.

(iv)   The Registration Statement has become effective under the Act; any required filing of any Preliminary Prospectus, any Issuer Free Writing Prospectus and the Final Prospectus, and any supplements thereto, pursuant to Rule 424(b) or Rule 433 has been made in the manner and within the time period required by Rule 424(b) or Rule 433; to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued, no proceedings for that purpose have been instituted or threatened, and the Registration Statement, any Preliminary Prospectus and the Final Prospectus (other than the financial statements and other financial information contained therein, as to which such counsel need express no opinion) comply as to form in all material respects with the applicable requirements of the Act, the Exchange Act and the Trust Indenture Act and the respective rules thereunder.

(v)   This Agreement has been duly authorized, executed and delivered by the Company.

(vi)   The Senior Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and binding instrument enforceable against the Company in accordance with its terms, subject, as to enforcement of remedies, to the Bankruptcy Exceptions; the Senior Indenture has been duly qualified under the Trust Indenture Act; the Senior Indenture conforms in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(vii)   The Senior Notes have been duly authorized and executed by the Company, and when authenticated by the Senior Trustee in accordance with the provisions of the Senior Indenture and delivered and paid for by the Underwriters pursuant to this Agreement, will constitute valid and legally binding obligations of the Company entitled to the benefits and security provided by the Senior Indenture and enforceable against the Company in accordance with their terms, subject, as to enforcement of remedies, to the Bankruptcy Exceptions; the Senior Notes conform in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(viii)   The Mortgage Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and binding instrument, enforceable against the Company in accordance with its terms, except as the same may be limited by the laws of the States of Wisconsin and Michigan affecting the remedies for the enforcement of the security provided for therein (which laws do not in such counsel's opinion make such remedies inadequate for the realization of the benefits of such security) and by the Bankruptcy Exceptions; the Mortgage Indenture conforms in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(ix)   The Collateral Bonds have been duly authorized and executed by the Company and, when authenticated by the Mortgage Trustee in accordance with the provisions of the Mortgage Indenture, and issued, pledged and delivered to the Senior Trustee pursuant to the Senior Indenture as security for the Senior Notes, will constitute valid and legally binding obligations of the Company, secured by the lien of, and entitled to the benefits provided by, the Mortgage Indenture, equally and ratably with all other bonds of the Company duly issued and outstanding under the Mortgage Indenture, and will be enforceable against the Company in accordance with their terms, except as the same may be limited by the laws of the States of Wisconsin and Michigan affecting the remedies for the enforcement of the security provided for therein (which laws do not in such counsel's opinion make such remedies inadequate for the realization of the benefits of such security) and by the Bankruptcy Exceptions; the Collateral Bonds conform in all material respects to the description thereof contained in the Registration Statement, Time of Sale Information and Final Prospectus.

(x)   The Company has good and marketable title to the real and fixed properties described in the Mortgage Indenture (other than properties disposed of and released thereunder and lands described as held only under flowage rights) free and clear of all liens, charges and encumbrances against the same prior to or on a parity with the lien of the Mortgage Indenture, except for and subject only to permissible encumbrances as defined in the Mortgage Indenture and to such exceptions, defects and qualifications as in such counsel's opinion do not materially affect the security for the Collateral Bonds or the Company's title to or its right to use such properties in the conduct of its business; the Mortgage Indenture constitutes a valid and direct first lien upon all real and fixed property and governmental licenses and permits owned by the Company (including its interests as tenant-in-common), except property specifically excepted from the Mortgage Indenture by the terms thereof, subject to no liens or encumbrances prior to or on a parity with the lien of the Mortgage Indenture, except permissible encumbrances as defined in the Mortgage Indenture; and the description in the Mortgage Indenture of said property is adequate to constitute the Mortgage Indenture a lien thereon. No examination of title covering rights-of-way for transmission and distribution lines has been made inasmuch as the Company has been advised that the expense incident to the obtaining of abstracts or certificates of title and of examinations in respect thereto would be in excess of the cost of reacquiring by condemnation or purchase, possession and use of such parts of such rights-of-way as might be held under defective titles, and accordingly, such opinion does not cover such rights-of-way. Such counsel has relied on certificates of officers of the Company to the effect that certain parcels described in the Mortgage Indenture are rights-of-way and that certain parcels are not required as an integral part of the Company's properties or are not indispensable to its operations. All real property hereafter acquired by the Company and located in counties in which the Mortgage Indenture shall be of record will, upon acquisition, become subject to the lien of the Mortgage Indenture, subject, however, to permissible encumbrances and liens (as defined in the Mortgage Indenture), any liens existing or placed thereon at acquisition and any liens which might intervene prior to the filing or recording of the instrument containing a sufficient legal description confirming of record that such property is subject to the lien of the Mortgage Indenture, except as the existence or validity of the lien of the Mortgage Indenture may be affected by the application of Sections 547 and/or 552 of the U.S. Bankruptcy Code or by analogous provisions of applicable state insolvency laws.

(xi)   The Mortgage Indenture has been duly recorded or filed for record in each county in the States of Wisconsin and Michigan where any real properties described in such instrument are located and in all other places required by law in order to perfect the lien upon the property described in the Mortgage Indenture.

(xii)   The Company has statutory authority, franchises, and consents free from burdensome restrictions and adequate for the conduct of the business in which it is engaged as described in the Registration Statement, Time of Sale Information and Final Prospectus, except to the extent that the absence of such statutory authority or the failure to obtain such franchises or consents would not, singly or in the aggregate, (A) affect the security for the Collateral Bonds, or (B) have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company, whether or not arising from transactions in the ordinary course of business, except as set forth or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus.

(xiii) The issuance and delivery by the Company of the Collateral Bonds to the Senior Trustee constitute a sale by the Company of the Collateral Bonds to the Senior Trustee as of the Closing Date or, if not a sale, the grant by the Company to the Senior Trustee of a perfected security interest in the Collateral Bonds for the benefit of the holders of the Senior Notes.

(xiv) The Company is not and, after giving effect to the offering and sale of the Senior Notes and the application of the proceeds thereof as described in the Registration Statement, Time of Sale Information and Final Prospectus, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.

(xv) The Public Service Commission of Wisconsin has duly authorized the issuance and sale by the Company of the Senior Notes and the issuance and pledge of the Collateral Bonds on the terms set forth in the Final Prospectus and this Agreement, and such authorization is, to the knowledge of such counsel, in force and effect and sufficient for the issuance and sale of the Senior Notes to the Underwriters and the issuance and pledge of the Collateral Bonds to the Senior Trustee. No consent, approval, authorization, filing with or order of any court or other governmental agency or body is required in connection with the transactions contemplated herein, except such as have been obtained under the Act and the Trust Indenture Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Senior Notes by the Underwriters in the manner contemplated herein and in the Registration Statement, Time of Sale Information and Final Prospectus.

(xvi) The execution and delivery of this Agreement, the Senior Indenture or the Supplemental Indenture to the Mortgage Indenture, the issuance and sale of the Senior Notes, the issuance and pledge of the Collateral Bonds, the consummation of any other of the transactions herein contemplated or the fulfillment of the terms hereof will not conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company (or constitute an event which with notice, lapse of time, or both would result in any breach, violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company) pursuant to (i) the Restated Articles of Incorporation or By-laws of the Company, each as amended to date, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument (other than the lien of the Mortgage Indenture) known to such counsel to which the Company is a party or bound or to which its property is subject, (iii) any statute, law, rule, or regulation applicable to the Company, or (iv) any judgment, order or decree known to such counsel and applicable to the Company of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties.

(xvii) To the knowledge of such counsel, no holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

In giving such opinion, such counsel shall additionally state that they have no reason to believe that on the Effective Date or the date hereof the Registration Statement (including the information, if any, deemed pursuant to Rule 430A, 430B or 430C to be part of the Registration Statement at the Effective Date) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Time of Sale Information, at the Time of Sale (which counsel may assume to be the date hereof) included any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or that the Final Prospectus or any amendment or supplement thereof, as of its date and the Closing Date, included or includes any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial information contained therein, as to which such counsel need express no opinion). In rendering such opinion, such counsel (A) may rely as to matters involving the application of laws of any jurisdiction other than the State of Wisconsin or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters, (B) may assume, as to matters of New York law relating to this Agreement, that New York law does not differ from Wisconsin law in any material respect and (C) may rely, as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials. References to the Final Prospectus in this paragraph (b) include any supplements thereto at the Closing Date.

(c) The Representatives shall have received from Schiff Hardin LLP, counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Senior Notes, the issuance and pledge of the Collateral Bonds, the Senior Indenture, the Mortgage Indenture, the Registration Statement, the Time of Sale Information and the Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(d) The Company shall have furnished to the Representatives a certificate of the Company, signed by the Chairman of the Board or the President and the principal financial or accounting officer of the Company, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, Time of Sale Information, Final Prospectus, any supplements to the Final Prospectus and this Agreement and that:

(i)   the representations and warranties of the Company in this Agreement that are qualified by materiality are true in all respects, as so qualified, on and as of the Closing Date with the same effect as if made on the Closing Date and the representations and warranties that are not qualified by materiality are true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)   no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened; and

(iii)   since the date of the most recent financial statements included or incorporated by reference in the Final Prospectus (exclusive of any supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(e)   Concurrently with the execution and delivery of this Agreement, the Underwriters shall have received from Deloitte & Touche LLP a letter, dated as of the date hereof, in form and substance reasonably satisfactory to the Underwriters, to the effect that:

(i)   Deloitte & Touche LLP is an independent registered public accounting firm with respect to the Company and its consolidated subsidiary within the meaning the Act and the applicable rules and regulations thereunder and the applicable rules and regulations of the Public Company Accounting Oversight Board;

(ii)   in their opinion, the audited consolidated financial statements and financial statement schedule(s) of the Company and its consolidated subsidiary incorporated by reference in the Registration Statement, Preliminary Prospectus and Final Prospectus and included in the Company's most recent Annual Report on Form 10-K (the "Form 10-K") comply as to form in all material respects with the applicable accounting requirements of the Act and the Exchange Act;

(iii)   on the basis of (A) the performance of procedures specified by the Public Company Accounting Oversight Board (United States) for a review of interim financial information as described in Statement on Auditing Standards No. 100, Interim Financial Information, on the unaudited condensed consolidated balance sheets and statements of capitalization, the unaudited condensed consolidated statements of income, and the unaudited condensed consolidated statements of cash flows, of the Company and its consolidated subsidiary included in the Company's quarterly reports on Form 10-Q filed with the Commission under Section 13 of the Exchange Act (the "Form 10-Q's") subsequent to the

Form 10-K, (B) a reading of the latest available unaudited financial statements of the Company and its consolidated subsidiary, (C) a reading of the latest minutes of meetings of the board of directors of the Company and its consolidated subsidiary as set forth in the minute books for the current year, and (D) inquiries of the officers of the Company who have responsibility for financial and accounting matters (it being understood that the foregoing procedures do not constitute an audit made in accordance with the standards of the Public Company Accounting Oversight Board (United States) and would not necessarily reveal matters of significance with respect to the comments made in such letter, and accordingly that Deloitte & Touche LLP makes no representation as to the sufficiency of such procedures for the purposes of the several Underwriters), nothing has come to their attention which caused them to believe that (1) any material modifications should be made to the unaudited condensed consolidated financial statements of the Company included in the Form 10-Q's for them to be in conformity with generally accepted accounting procedures; (2) the unaudited condensed consolidated financial statements of the Company included in the Form 10-Q's do not comply as to form in all material respects with the applicable accounting requirements of the Exchange Act, as they apply to Form 10-Q, or (3) at the date of the latest available consolidated financial statements and at a specified date not more than three business days prior to the date of such letter, there was any change in the common stock or increase in the long-term debt of the Company or any decrease in consolidated current assets or common stock equity of the Company, in each case as compared with the amounts shown in the most recent unaudited condensed consolidated balance sheet of the Company incorporated by reference into the Registration Statement, Preliminary Prospectus and Final Prospectus or, during the period from the date of such balance sheet to a specified date not more than three business days prior to the date of such letter, based upon inquiries of the appropriate officers of the Company, there were any decreases, as compared with the corresponding period in the preceding year, in consolidated total operating revenues or earnings on common stock, except in each case as set forth in or contemplated by the Registration Statement, Preliminary Prospectus and Final Prospectus or except for such exceptions enumerated in such letter as shall have been agreed to by the Underwriters and the Company; and

(iv)   in addition to the audit referred to in their report appearing in the Form 10-K incorporated by reference in the Registration Statement, Preliminary Prospectus and Final Prospectus and the limited procedures referred to in clause (C) above, they have carried out certain other specified procedures, not constituting an audit, with respect to certain amounts, percentages, and financial information which are included or incorporated by reference in the Registration Statement, Preliminary Prospectus and Final Prospectus and which are specified by the Underwriters, and have found such amounts, percentages, and financial information to be in agreement with the relevant accounting, financial and other records of the Company and its consolidated subsidiary identified in such letter.

(f)   On the Closing Date, the Underwriters shall have received from Deloitte & Touche LLP a letter, dated as of the Closing Date, to the effect that they reaffirm the statements made in the letter furnished pursuant to Section 7(e), except that the specified date referred to shall be a date not more than three business days prior to the Closing Date.

(g)   Subsequent to the Time of Sale or, if earlier, the dates as of which information is given in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto), there shall not have been (i) any material change or decrease of the kind specified in Section 7(e)(iii) (except to the extent, if any, stated in the letter delivered by Deloitte & Touche LLP on the date hereof pursuant to Section 7(e)) or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except in each case as set forth in or contemplated in the Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto), the effect of which, in any case referred to in clause (i) or (ii) above, is so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Senior Notes as contemplated by the Registration Statement (exclusive of any amendment thereof), Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(h)   Subsequent to the Time of Sale, there shall not have been any decrease in the rating of any of the Company's debt securities (including the Senior Notes) by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g)) or any notice given of any intended or potential decrease in any such rating or any review or possible change in any such rating that does not indicate an improvement in such rating.

(i)   Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 7 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 7 shall be delivered at the office of Foley & Lardner LLP, counsel for the Company, at 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, on the Closing Date, or at such other place as may be agreed upon by the Company and the Underwriters.

8.   _Reimbursement of Underwriters' Expenses_. If the sale of the Senior Notes provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 7 hereof is not satisfied, because of any termination pursuant to

Section 11 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through the Representatives on demand for all out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Senior Notes.

9. *Indemnity and Contribution*.

(a) The Company agrees to indemnify, defend and hold harmless each Underwriter, its partners, directors and officers, and any person who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and the successors and assigns of all the foregoing persons from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, any such Underwriter or person may incur under the Act, the Exchange Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or in the Registration Statement as amended by any post-effective amendment thereof by the Company), the Base Prospectus, any Preliminary Prospectus, any Issuer Free Writing Prospectus, any Time of Sale Information or the Final Prospectus, or arises out of or is based upon any omission or alleged omission to state a material fact required to be stated in such Registration Statement, the Base Prospectus, any Preliminary Prospectus, any Issuer Free Writing Prospectus, any Time of Sale Information or the Final Prospectus or necessary to make the statements made therein not misleading, except insofar as any such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information furnished in writing by or on behalf of any Underwriter through the Representatives to the Company expressly for use with reference to such Underwriter in such Registration Statement, Base Prospectus, Preliminary Prospectus, Issuer Free Writing Prospectus, Time of Sale Information or Final Prospectus or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in such Registration Statement, Base Prospectus, Preliminary Prospectus, Issuer Free Writing Prospectus, Time of Sale Information or Final Prospectus or necessary to make such information not misleading.

If any action, suit or proceeding (together, a "Proceeding") is brought against an Underwriter or any such person in respect of which indemnity may be sought against the Company pursuant to the foregoing paragraph, such Underwriter or such person shall promptly notify the Company in writing of the institution of such Proceeding and the Company shall assume the defense of such Proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses, provided, however, that the failure to so notify the Company (i) shall not relieve the Company from any liability which the Company may have to any Underwriter or any such person under this paragraph (a) unless and to the extent the Company did not otherwise learn of such Proceeding and such failure results in the forfeiture by the Company of substantial rights and defenses and (ii) will not, in any event, relieve the Company from any obligations to any indemnified party other than the indemnification obligation provided in this paragraph (a). Such Underwriter or controlling person shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Underwriter or such controlling person unless the employment of such counsel shall have been authorized in writing by the Company in connection with the defense of such Proceeding or the Company shall not have, within a reasonable period of time in light of the circumstances, employed counsel to have charge of the defense of such Proceeding or such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from, additional to or in competition with those available to the Company (in which case the Company shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the Company and paid as incurred (it being understood, however, that the Company shall not be liable for the expenses of more than one separate counsel (in addition to any local counsel) in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). The Company shall not be liable for any settlement of any such claim or Proceeding effected without its written consent, but if settled with the written consent of the Company, the Company agrees to indemnify and hold harmless any Underwriter and any such person from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second sentence of this paragraph, then the indemnifying party agrees that it shall be liable for any settlement of any Proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days' prior notice of its intention to settle. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such Proceeding and does not include an admission of fault, culpability or a failure to act, by or on behalf of such indemnified party.

(b)   Each Underwriter severally agrees to indemnify, defend and hold harmless the Company, its directors and officers and any person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and the successors and assigns of all the foregoing persons from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Company or any such person may incur under the Act, the Exchange Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information furnished in writing by or on behalf of such Underwriter through the Representatives to the Company expressly for use with reference to such Underwriter in the Registration Statement (or in the Registration Statement as amended by any post-effective amendment thereof by the Company), the Base Prospectus, any Preliminary Prospectus, any Issuer Free Writing Prospectus, any Time of Sale Information or the Final Prospectus, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in such Registration Statement, the Base Prospectus, any Preliminary Prospectus, any Issuer Free Writing Prospectus, any Time of Sale Information or the Final Prospectus, or necessary to make such information not misleading.

If any Proceeding is brought against the Company or any such person in respect of which indemnity may be sought against any Underwriter pursuant to the foregoing paragraph, the Company or such person shall promptly notify such Underwriter in writing of the institution of such Proceeding and such Underwriter shall assume the defense of such Proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses; provided, however, that the failure to so notify such Underwriter (i) shall not relieve such Underwriter from any liability which such Underwriter may have to the Company or any such person under this paragraph (b) unless and to the extent the Underwriter did not otherwise learn of such Proceeding and such failure results in the forfeiture by such Underwriter of substantial rights and defenses and (ii) will not, in any event, relieve such Underwriter from any obligations to any indemnified party other than the indemnification obligation provided in this paragraph (b). The Company or such person shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of the Company or such person unless the employment of such counsel shall have been authorized in writing by such Underwriter in connection with the defense of such Proceeding or such Underwriter shall not have, within a reasonable period of time in light of the circumstances, employed counsel to have charge of the defense of such Proceeding or such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to or in conflict with those available to such Underwriter (in which case such Underwriter shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties, but such Underwriter may employ counsel and participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of such Underwriter), in any of which events such fees and expenses shall be borne by such Underwriter and paid as incurred (it being understood, however, that such Underwriter shall not be liable for the expenses of more than one separate counsel in addition to any local counsel in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). Anything in this paragraph to the contrary notwithstanding, no Underwriter shall be liable for any settlement of any such Proceeding effected without the written consent of such Underwriter, but if settled with the written consent of such Underwriter, such Underwriter agrees to indemnify and hold harmless the Company and any such person from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second sentence of this paragraph, then the indemnifying party agrees that it shall be liable for any settlement of any Proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days' prior notice of its intention to settle. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such Proceeding.

(c)   If the indemnification provided for in this Section 9 is unavailable to an indemnified party under subsections (a) and (b) of this Section 9 in respect of any losses, damages, expenses, liabilities or claims referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, damages, expenses, liabilities or claims (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Senior Notes or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such losses, damages, expenses, liabilities or claims, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportion as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company and the underwriting discounts and commissions received by the Underwriters. The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or omission or alleged omission relates to information supplied by the Company or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages and liabilities referred to in this subsection shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating, preparing to defend or defending any Proceeding.

(d)   The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in subsection (c) above. Notwithstanding the provisions of this Section 9, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Senior Notes underwritten by such Underwriter and distributed to the public were offered to the public exceeds the amount of any damage which such Underwriter has otherwise been required to pay by reason of such untrue statement or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute pursuant to this Section 9 are several in proportion to their respective underwriting commitments and not joint.

(e)   The indemnity and contribution agreements contained in this Section 9 and the covenants, warranties and representations of the Company contained in this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of any Underwriter, its partners, directors and officers or any person (including each partner, officer or director of such person) who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, or by or on behalf of the Company, its directors and officers or any person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and shall survive any termination of this Agreement or the issuance and delivery of the Senior Notes. The Company and each Underwriter agree promptly to notify each other of the commencement of any Proceeding against it and, in the case of the Company, against any of the Company's officers or directors, in connection with the issuance and sale of the Senior Notes or in connection with the Registration Statement, the Base Prospectus, any Preliminary Prospectus, any Issuer Free Writing Prospectus, any Time of Sale Information or the Final Prospectus, whether or not indemnification is sought in connection with such Proceeding.

10. *Default by an Underwriter*.

(a) If any one or more Underwriters shall fail to purchase and pay for any of the Senior Notes agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, subject to Sections 7 and 11, the remaining Underwriters shall be obligated severally to take up and pay for (in such respective proportions as the Representatives may designate with the consent of each Underwriter so designated or, in the event no such designation is made, in such respective proportions that the principal amount of Senior Notes set forth opposite their names in Schedule II hereto bears to the aggregate principal amount of Senior Notes set forth opposite the names of all the remaining Underwriters) the Senior Notes which the defaulting Underwriter or Underwriters agreed but failed to purchase; *provided, however*, that in the event that the aggregate principal amount of Senior Notes which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Senior Notes set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Senior Notes, and if such nondefaulting Underwriters (together with substituted Underwriters selected by the Representatives with the approval of the Company or selected by the Company with the approval of the Representatives) do not purchase all the Senior Notes, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company. In the event of a default by any Underwriter as set forth in this Section 10, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement and the Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

(b) The term "Underwriter" as used in this Agreement shall refer to and include any Underwriter substituted under this Section 10 with the like effect as if such substituted Underwriter had originally been named in Schedule II.

11. *Termination*.

(a) This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Senior Notes, if at any time prior to such time (i) there has been any material adverse and unfavorable change, financial or otherwise (other than as disclosed in the

28

Registration Statement, Time of Sale Information and Final Prospectus (exclusive of any supplement thereto)), in the operations, business condition or prospects of the Company and its subsidiaries taken as a whole, which would, in the Representatives' judgment or in the judgment of a group of Underwriters who have agreed to purchase in the aggregate at least 50% of the Senior Notes, make it impracticable to market the Senior Notes, (ii) there shall have occurred any downgrading, or any notice shall have been given of (A) any intended or potential downgrading or (B) any review or possible change that does not indicate an improvement, in the rating accorded any securities of or guaranteed by the Company by any "nationally recognized statistical rating organization," as that term is defined in Rule 436(g)(2), (iii) trading in Integrys's common stock shall have been suspended by the Commission or the New York Stock Exchange or trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such Exchange, (iv) a banking moratorium shall have been declared either by Federal, New York State or Wisconsin authorities or a material disruption in clearance or settlement systems in the United States securities markets shall have occurred, (v) there shall have occurred a material adverse change in the financial markets the effect of which is to make it impracticable to proceed with the offering or the delivery of the Senior Notes as contemplated by the Time of Sale Information and Final Prospectus (exclusive of any supplement thereto), or (vi) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, act of terrorism or other national or international calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives or the judgment of a group of Underwriters who have agreed to purchase in the aggregate at least 50% of the Senior Notes impractical or inadvisable to proceed with the offering or delivery of the Senior Notes as contemplated by the Time of Sale Information and Final Prospectus (exclusive of any supplement thereto).

(b)   If the Representatives or any group of Underwriters elects to terminate this Agreement as provided in this Section 11, the Company and each other Underwriter shall be notified promptly by means set forth in Section 14.

12.   No Fiduciary Relationship. The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Senior Notes. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company or its management, stockholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of the purchase and sale of the Senior Notes, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

13. _Representations and Indemnities to Survive_. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors or controlling persons referred to in Section 9 hereof, and will survive delivery of and payment for the Senior Notes. The provisions of Sections 8 and 9 hereof shall survive the termination or cancellation of this Agreement.

14. _Notices_. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed or delivered to each of the Representatives at the addresses or facsimile numbers listed on Schedule I and, if faxed, confirmed to the address indicated; or, if sent to the Company, will be mailed or delivered to Wisconsin Public Service Corporation, 700 North Adams Street, P.O. Box 19001, Green Bay, Wisconsin, 53407, Attention: Bradley A. Johnson, Wisconsin Public Service Corporation (fax no.: (920) 433-1693) and, if faxed, confirmed to the address indicated above.

15. _Successors_. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 9 hereof, and no other person will have any right or obligation hereunder.

16. _Applicable Law_. This Agreement and any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement ("Claim"), directly or indirectly, shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17. _Counterparts_. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

18. _Headings_. The section headings used herein are for convenience only and shall not affect the construction hereof.

19. _Definitions_. The terms which follow, when used in this Agreement, shall have the meanings indicated.

"**Act**" shall mean the Securities Act of 1933, as amended and the rules and regulations of the Commission promulgated thereunder.

"**Agreement**" shall mean this Underwriting Agreement.

"**Base Prospectus**" shall mean the prospectus referred to in paragraph 1(a) above contained in the Registration Statement at the Effective Date, including any documents incorporated by reference therein, as provided in the third paragraph of this Agreement.

"**Business Day**" shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Milwaukee, Wisconsin.

"**Commission**" shall mean the Securities and Exchange Commission.

"**Effective Date**" shall mean (i) each date and time that the Registration Statement, any post-effective amendment or amendments thereto and any Rule 462(b) Registration Statement became or become effective, and (ii) date on which information omitted from a Base Prospectus included in the Registration Statement in reliance on Rule 430B is first deemed to be part of and included in the Registration Statement pursuant to Rule 430B(f).

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

"**Final Prospectus**" shall mean a prospectus consisting of the prospectus supplement relating to the Senior Notes that is first filed pursuant to Rule 424(b) after the execution of this Agreement and the Base Prospectus, including any documents incorporated by reference in such prospectus, as provided in the third paragraph of this Agreement.

"**Preliminary Prospectus**" shall mean any prospectus consisting of a preliminary prospectus supplement to the Base Prospectus which describes the Senior Notes and the offering thereof and the Base Prospectus, including any documents incorporated by reference therein as provided in the third paragraph of this Agreement, that is used prior to filing of the Final Prospectus.

"**Registration Statement**" shall mean the registration statement referred to in paragraph 1(a) above, including exhibits and financial statements, as amended at the Time of Sale and, in the event any post-effective amendment thereto or any Rule 462(b) Registration Statement becomes effective after the Time of Sale but prior to the Closing Date, shall also mean such registration statement as so amended or such Rule 462(b) Registration Statement, as the case may be, and shall include any documents incorporated by reference therein, as provided in the third paragraph of this Agreement.

"**Rule 134**", "**Rule 158**", "**Rule 405**", "**Rule 415**", "**Rule 424**", "**Rule 430A**", "**Rule 430B**", "**Rule 430C**", "**Rule 433**", "**Rule 436**" and "**Rule 462**" refer to such rules under the Act.

"**Rule 462(b) Registration Statement**" shall mean a registration statement and any amendments thereto filed pursuant to Rule 462(b) relating to the offering covered by the registration statement referred to in Section 1(a) hereof.

"**Trust Indenture Act**" shall mean the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission promulgated thereunder.

[Signature Page Follows]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours,

WISCONSIN PUBLIC SERVICE CORPORATION

By: /s/ Bradley A. Johnson
Name: Bradley A. Johnson
Title: Treasurer

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

UBS SECURITIES LLC

By: /s/ Scott Whitney
Name: Scott Whitney
Title: Managing Director

By: /s/ Mark W. Spadaccini
Name: Mark W. Spadaccini
Title: Associate Director

For itself and the other
several Underwriters
named in Schedule II to
the foregoing Agreement.

Underwriting Agreement dated December 1, 2008

Registration Statement File No.:   333-151119

Representatives: Banc of America Securities, LLC
    as Joint Book-Running Manager
One Bryant Park
NY1-100-18-03
New York, New York 10036
Attention: High Grade Transaction Management/Legal
Fax No.: 646-855-5958

Citigroup Global Markets Inc.
    As Joint Book-Running Manager
388 Greenwich Street
New York, New York 10013
Attention: General Counsel
Fax No.: 212-816-7912

J.P. Morgan Securities Inc.
    A Joint Book-Running Manager
270 Park Place
New York, New York 10017
Attention: High Grade Syndicate Desk-8th Floor
Fax No.: 212-834-6081

UBS Securities LLC
    as Joint Book-Running Manager
677 Washington Boulevard
Stamford, Connecticut 06901
Attention: Fixed Income Syndicate Department
Fax No.: 203-719-0495

Title, Purchase Price and Description of Senior Notes:

Title: Senior Notes, 6.375% Series Due December 1, 2015

Principal amount: $125,000,000

Purchase price (include
accrued interest or
amortization, if any),
net of underwriting
commission: $124,218,750

Sinking fund provisions:	None
Redemption provisions:	The Senior Notes will be redeemable at the option of the Company, in whole at any time or in part from time to time, at a price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate as defined in the Prospectus Supplement and Supplemental Indenture to the Senior Indenture for the Senior Notes plus 50 basis points, plus in each case accrued interest to the date of redemption.
Other provisions:	None other than those set forth in the Senior Indenture and substantially in the form set forth in the Supplemental Indenture to the Senior Indenture incorporated by reference as Exhibit 4.3 to the Company's Registration Statement on Form S-3 (Reg. No. 333-151119).
Closing Date, Time and Location:	December 5, 2008 at 9:00 a.m. at the offices of Foley & Lardner LLP, Milwaukee, Wisconsin

Date referred to in Section 5(g) after which the Company may offer or sell debt securities issued or guaranteed by the Company without the consent of the Representatives: December 5, 2008.

Modification of items to be covered by the letter from Deloitte & Touche LLP delivered pursuant to Section 7(e) on the date hereof: None

Underwriters	Principal Amount of Senior Notes to be Purchased
Banc of America Securities LLC	$ 31,250,000
Citigroup Global Markets Inc.	31,250,000
J.P. Morgan Securities Inc.	31,250,000
UBS Securities LLC	31,250,000
Total:	$125,000,000

Time of Sale Information

Final Term Sheet relating to the Senior Notes, in the form attached as Annex B.

.

ANNEX B

Form of Term Sheet



Public Service

$125,000,000 6.375% SENIOR NOTES DUE DECEMBER 1, 2015
FINAL TERMS AND CONDITIONS

Issuer:	Wisconsin Public Service Corporation
Issue Format:	SEC Registered
Ratings:	Aa3/A+ (Stable/Negative)
Note Type:	Fallaway First Mortgage Bonds
Total Principal Amount:	$125,000,000
Pricing Date:	December 1, 2008
Settlement Date:	December 5, 2008 (T+4)
Maturity Date:	December 1, 2015
Interest Payment Dates:	Each June 1 and December 1, commencing on June 1, 2009
Reference Benchmark:	UST 4.500% due November 15, 2015
Benchmark Price:	115-30
Benchmark Yield:	2.030%
Re-offer Spread:	434.5 bps
Re-offer Yield:	6.375%
Coupon:	6.375%
Re-offer / Issue Price:	100.000%
Make-Whole Call:	T+50bps
Minimum Denominations:	$1,000 x $1,000
Use of Proceeds:	Pay costs of construction or acquisition of utility capital assets; retire short-term indebtedness for construction, acquisition and other corporate utility purposes; or other general corporate utility purposes
CUSIP:	976843 BG6
Joint Bookrunners:	Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's Website at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322; Citigroup Global Markets Inc. at 1-877-858-5407; J.P. Morgan Securities Inc. at 1-212-834-4533; or UBS Securities LLC at 1-877-827-6444, ext. 561-3884; or through your usual contact at Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., or UBS Securities LLC.

Exhibit (4.1)

===

EIGHTH SUPPLEMENTAL INDENTURE

FROM

WISCONSIN PUBLIC SERVICE CORPORATION

TO

U.S. BANK NATIONAL ASSOCIATION
(SUCCESSOR TO FIRSTAR BANK, NATIONAL ASSOCIATION AND
FIRSTAR BANK, MILWAUKEE, N.A., NATIONAL ASSOCIATION)

TRUSTEE

Dated as of December 1, 2008

SUPPLEMENTAL TO INDENTURE
Dated as of December 1, 1998

Senior Debt Securities

===

This EIGHTH SUPPLEMENTAL INDENTURE is made as of the 1st day of December, 2008, by and between WISCONSIN PUBLIC SERVICE CORPORATION, a corporation duly organized and existing under the laws of the State of Wisconsin (the "Company"), and U.S. BANK NATIONAL ASSOCIATION (successor to Firstar Bank, National Association and Firstar Bank Milwaukee, N.A., National Association), a national banking association duly organized and existing under the laws of the United States, as trustee (the "Trustee").

RECITALS OF THE COMPANY:

WITNESSETH: that

The Company has heretofore executed and delivered its Indenture (hereinafter referred to as the "Indenture"), made as of December 1, 1998; and

Section 3.1 of the Indenture provides that Securities may be issued from time to time in series pursuant to a supplemental indenture specifying the terms of each series of Securities; and

The Company desires to establish a series of Securities to be designated "Senior Notes, 6.375% Series Due December 1, 2015 (the "Securities of the Series due 2015"); and

Section 10.1 of the Indenture provides that the Company and the Trustee may enter into indentures supplemental thereto for the purposes, among others, of establishing the form or terms of Securities of any series and adding to the covenants of the Company; and

The execution and delivery of this Eighth Supplemental Indenture (herein, this "Supplemental Indenture") has been duly authorized by a Board Resolution;

NOW, THEREFORE, this Supplemental Indenture

WITNESSETH, that, in order to set forth the terms and conditions upon which Securities of the Series due 2015 are, and are to be, authenticated, issued and delivered, and in consideration of the sum of one dollar duly paid to it by the Trustee at the execution of this Supplemental Indenture, the receipt whereof is hereby acknowledged, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective Holders from time to time of such Securities as follows:

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ARTICLE I
RELATION TO INDENTURE; DEFINITIONS

SECTION 1.1

This Supplemental Indenture constitutes an integral part of the Indenture.

SECTION 1.2

For all purposes of this Supplemental Indenture:

(a)   Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Indenture;

(b)   All references herein to Articles and Sections, unless otherwise specified, refer to the corresponding Articles and Sections of this Supplemental Indenture; and

(c)   The terms "hereof," "herein," "hereby," "hereto," "hereunder," and "herewith" refer to this Supplemental Indenture.

ARTICLE II
THE SECURITIES

There is hereby established a series of Securities pursuant to Section 3.01 of the Indenture as follows:

(a)   The title of the Securities of the series hereby established is "Senior Notes, 6.375% Series Due December 1, 2015."

(b)   The aggregate principal amount of the Securities of the Series due 2015 which may be authenticated and delivered under the Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of other Securities of such series pursuant to Sections 2.05, 3.04, 3.05, 3.06, 10.06 or 12.07) shall initially be limited to One Hundred and Twenty-Five Million Dollars ($125,000,000), subject to the right of the Company to reopen the Securities of the Series due 2015 for the issuance of additional Securities of the Series due 2015 on the terms and subject to the conditions specified below.

(c)   The Company shall have the right to reopen the Securities of the Series due 2015 for the issuance of additional Securities of such series ("Additional Securities of the Series due 2015"). The issuance of any Additional Securities of the Series due 2015 shall constitute a further issuance of, and will be consolidated with, the Securities of the Series due 2015, so as to form a single series. The Additional Securities of the Series due 2015 shall be substantially in the form hereinafter recited, but may contain such changes as may be appropriate to reflect their date or dates of issuance. Where appropriate references to the Securities of the Series due 2015 in this Supplemental Indenture shall be deemed to include the Additional Securities of the Series due 2015.

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(d)   The Securities of the Series due 2015 are to be issued in permanent global form without coupons. The beneficial owners of interests in such permanent Global Security or Securities may not exchange such interests for Securities of such series other than in the manner provided in Section 2.05 of the Indenture. The Depositary for the Securities of the Series due 2015 shall be The Depositary Trust Company.

(e)   The Stated Maturity of the Securities of the Series due 2015 is December 1, 2015.

(f)   The Securities of the Series due 2015 shall bear interest at the rate of 6.375% per annum, and such interest shall accrue from December 5, 2008 (or from the most recent Interest Payment Date to which interest on the Securities of the Series due 2015 has been paid or provided for). The Interest Payment Dates for the Securities of the Series due 2015 shall be June 1 and December 1 in each year commencing June 1, 2009, and the Regular Record Date for the interest payable on any Interest Payment Date shall be the fifteenth day (whether or not a Business Day) preceding such Interest Payment Date.

(g)   Principal of and interest on the Securities of the Series due 2015 shall be payable in U.S. Dollars at the Corporate Trust Office of the Trustee.

(h)   The Securities of the Series due 2015 are subject to redemption in whole at any time or in part from time to time at the option and direction of the Company at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Securities of the Series due 2015 to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption), discounted to the Redemption Date on a semi-annual basis (assuming a 360 day year of twelve 30-day months) at the Treasury Rate as hereinafter defined, plus fifty hundredths of one percent (0.50%) plus in each case accrued and unpaid interest to the Redemption Date. Such Redemption Date shall be set forth in an Officers' Certificate delivered to the Trustee on or before the Redemption Date and upon which the Trustee may conclusively rely.

For purposes of this paragraph (h):

"Treasury Rate" means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

"Comparable Treasury Price" means, with respect to any Redemption Date, (i) the average of the Reference Treasury Dealer Quotations for the Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the Redemption Date, or (ii) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all the quotations which the Trustee obtains.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York time, on the third business day preceding such Redemption Date.

"Reference Treasury Dealer" means any primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer") selected by the Company.

(i)   The Securities of the Series due 2015 shall not be subject to any sinking fund and shall not be redeemable at the option of the Holders thereof.

(j)   The Securities of the Series due 2015 shall initially be issued in whole in the form of one or more Global Securities. If individual securities of the Series due 2015 are issued under the conditions specified in Section 2.05 of the Indenture, individual certificates will be issued in denominations of $1,000 or any integral multiple thereof.

(k)   The Related Series of Collateral Bonds being delivered to the Trustee in connection with the issuance of the Securities of the Series due 2015 is the Company's First Mortgage Bonds, Collateral Series H.

Such Securities of the Series due 2015 and Additional Securities of the Series due 2015, if any, shall be initially authenticated and delivered from time to time upon delivery to the Trustee of the documents required by Section 3.1 of the Indenture and the form of Securities for the Securities of the Series due 2015 and Additional Securities of the Series due 2015, if any, substantially in the form of Security attached hereto as Appendix I, which is incorporated herein by reference.

ARTICLE III
TRANSFER OF COLLATERAL BONDS

The Company hereby issues, delivers and transfers to the Trustee in connection with the issuance of the Securities of the Series due 2015 One Hundred and Twenty-Five Million Dollars ($125,000,000) aggregate principal amount of a related issue of Collateral Bonds of the Company designated "First Mortgage Bonds, Collateral Series H" (each, a "Related Issue," as to the series of Securities it secures, and, the "Collateral Bonds"), which has been fully registered in the name of the Trustee in such capacity, to be held in trust for the benefit of the Holders from time to time of the Related Issue of Securities and, if such transfer does not constitute a sale of the Collateral Bonds to the Trustee, the Company hereby grants a perfected security interest in the Collateral Bonds for the benefit of such Holders, in each case as security for any and all obligations of the Company under the Indenture, this Supplemental Indenture and the Related Issue of Securities, including but not limited to (1) the full and prompt payment of the interest

4

on, principal of, and premium, if any, on such Related Issue of Securities when and as the same shall become due and payable in accordance with the terms and provisions of the Indenture and this Supplemental Indenture and such Related Issue of Securities, either at the Stated Maturity thereof, upon acceleration of the maturity thereof or upon redemption, and (2) the full and prompt payment of any interest on such Related Issue of Securities when and as the same shall become due and payable in accordance with the terms and provisions of the Indenture and this Supplemental Indenture and such Related Issue of Securities. The Trustee shall enforce all of its rights under the First Mortgage Indenture as a holder of each Related Issue of Collateral Bonds transferred to it as provided in this Article III for the benefit of the Holders of the respective Related Issue of Securities and the proceeds of the enforcement of such rights shall be applied by the Trustee to satisfy the Company's obligations under the Indenture, this Supplemental Indenture, and such Related Issue of Securities.

The Company shall make payments of the principal of, and premium or interest on each of the Collateral Bonds to the Trustee, which payments shall be applied by the Trustee to satisfaction of all obligations then due on the respective Related Issue of Securities.

The Collateral Bonds shall not be sold or transferred by the Trustee until the earlier of the Release Date or the prior retirement of the Related Issue of Securities through redemption, repurchase or otherwise. Without limiting the generality of the foregoing, in no event shall the Collateral Bonds be sold or become the absolute property of any person in violation of the applicable provisions of Section 201.04(2) of the Wisconsin Statutes or any successor statutory provision. The "Release Date" shall be the date that all First Mortgage Bonds of the Company issued and outstanding under the First Mortgage Indenture, other than the Collateral Bonds, have been retired (at, before or after the maturity thereof) through payment, redemption or otherwise, provided that no Default or Event of Default has occurred and, at such time, is continuing under the Indenture.

A copy of the form of Collateral Bond is attached hereto as Appendix II and its terms are hereby incorporated by reference herein.

ARTICLE IV
MISCELLANEOUS

SECTION 4.1

The Trustee has accepted the amendment of the Indenture effected by this Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, and without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect of any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Company, or for or with respect to (a) the validity or sufficiency of this Supplemental Indenture or any of the terms or provisions hereof, (b) the proper authorization hereof by the Company by corporate action or otherwise, and (c) the due execution hereof by the Company.

SECTION 4.2

This Supplemental Indenture shall be construed in connection with and as a part of the Indenture.

SECTION 4.3

(a)   If any provision of this Supplemental Indenture conflicts with another provision of the Indenture required to be included in indentures qualified under the Trust Indenture Act of 1939, as amended (as enacted prior to the date of this Supplemental Indenture), by any of the provisions of Sections 310 to 317, inclusive, of said act, such required provision shall control.

(b)   In case any one or more of the provisions contained in this Supplemental Indenture or in the Securities issued hereunder should be invalid, illegal, or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected, impaired, prejudiced or disturbed thereby.

SECTION 4.4

Whenever in this Supplemental Indenture either of the parties hereto is named or referred to, such name or reference shall be deemed to include the successors or assigns of such party, and all the covenants and agreements contained in this Supplemental Indenture by or on behalf of the Company or by or on behalf of the Trustee shall bind and inure to the benefit of the respective successors and assigns of such parties, whether so expressed or not.

SECTION 4.5

(a)   This Supplemental Indenture may be simultaneously executed in several counterparts, and all such counterparts executed and delivered, each as an original, shall constitute but one and the same instrument.

(b)   The descriptive headings of the several Articles of this Supplemental Indenture were formulated, used and inserted in this Supplemental Indenture for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

MILW_7837940.3

IN WITNESS WHEREOF, WISCONSIN PUBLIC SERVICE CORPORATION has caused this Supplemental Indenture to be executed by its Chairman, Chief Executive Officer, President, Vice Chairman or a Vice President, or any other officer selected by the Board of Directors, and its corporate seal to be hereunto affixed, duly attested by its Secretary or an Assistant Secretary, and U.S. BANK NATIONAL ASSOCIATION, as Trustee as aforesaid, has caused this Supplemental Indenture to be executed by one of its authorized signatories, as of December 1, 2008.

WISCONSIN PUBLIC SERVICE
CORPORATION

[SEAL]

By: /s/ Charles A. Schrock
      Charles A. Schrock
      President and Chief Executive Officer

ATTEST:

/s/ Barth J. Wolf
      Barth J. Wolf
      Secretary

U.S. BANK NATIONAL ASSOCIATION

By: /s/ Peter M. Brennan
      Peter M. Brennan
      Vice President

7

$_____

CUSIP: No. 976843-BG6

       THIS SECURITY IS A GLOBAL SECURITY REGISTERED IN THE NAME OF THE DEPOSITARY (REFERRED TO HEREIN) OR A NOMINEE THEREOF AND UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR THE INDIVIDUAL SECURITIES REPRESENTED HEREBY, THIS GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.*

       UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TRUST COMPANY, A NEW YORK CORPORATION (55 WATER STREET, NEW YORK, NEW YORK), TO THE TRUSTEE FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TRUST COMPANY AND ANY PAYMENT IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.*

---

    * To be included so long as Security is a Global Security.

WISCONSIN PUBLIC SERVICE CORPORATION
Senior Note, 6.375% Series Due December 1, 2015

WISCONSIN PUBLIC SERVICE CORPORATION, a corporation duly organized and existing under the laws of Wisconsin (herein called the "Company," which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to _____, or registered assigns, the principal sum of_____ on December 1, 2015 and to pay interest thereon from December 5, 2008 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on June 1 and December 1 in each year, commencing June 1, 2009 at the rate of 6.375% per annum, until the principal hereof is paid or made available for payment and (to the extent that the payment of such interest shall be legally enforceable) at the rate of 6.375% per annum on any overdue principal and premium and on any overdue installment of interest. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the close of business on the fifteenth calendar day next preceding such Interest Payment Date (whether or not such day is a Business Day). Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and any such interest on this Security will be made at the office or agency of the Trustee maintained for that purpose, in Milwaukee, Wisconsin, in Dollars, provided, however, that at the option of the Company payment of interest may be made by wire transfer of immediately available funds into the account specified by the Depositary so long as this note is in the form of Global Security and otherwise by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

Prior to the Release Date (as hereinafter defined), the Securities will be secured by First Mortgage Bonds, Collateral Series H (the "Collateral Bonds"), issued and delivered by the Company to the Trustee for the benefit of the Holders of the Securities (as defined herein), issued under the First Mortgage and Deed of Trust dated January 1, 1941, from the Company to First Wisconsin Trust Company (subsequently succeeded by U.S. Bank National Association), Milwaukee, Wisconsin, as supplemented and amended by the supplemental indentures thereto (the "First Mortgage Indenture"). Reference is made to the First Mortgage Indenture and the Indenture for a description of the rights of the Trustee as holder of the Collateral Bonds, the property mortgaged and pledged under the First Mortgage Indenture, the rights of the Company and of the Mortgage Trustee in respect thereof, the duties and immunities of the applicable

9

Mortgage Trustee, the terms and conditions upon which the Collateral Bonds are held by the Trustee for the benefit of the Holders of Securities, and the circumstances under which additional First Mortgage Bonds may be issued.

From and after such time as all First Mortgage Bonds (other than Collateral Bonds) issued under the First Mortgage Indenture have been retired through payment, redemption or otherwise (including those First Mortgage Bonds the payment for which has been provided for in accordance with the First Mortgage Indenture) at, before or after the maturity thereof and provided that no default or event of default under the Indenture has occurred and is continuing (the "Release Date"), the Collateral Bonds shall cease to secure the Securities in any manner, and, at the option of the Company, the Securities either (a) will become unsecured general obligations of the Company or (b) will be secured by First Mortgage Bonds issued under an Indenture other than the First Mortgage Indenture. In certain circumstances prior to the Release Date as provided in the Indenture, the Company is permitted to reduce the aggregate principal amount of an issue of Collateral Bonds held by the Trustee, but in no event prior to the Release Date to an amount less than the aggregate principal amount outstanding of the related issue of Securities initially issued contemporaneously with such Collateral Bonds.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

WISCONSIN PUBLIC SERVICE
CORPORATION

By_____

Attest:

_____   [SEAL]

10

Form of Trustee's Certificate of Authentication.

Dated: December 5, 2008

      This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.


_____

As Trustee


By_____


Authorized Signatory


Form of Reverse of Security.

      This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of December 1, 1998 (herein called the "Indenture"), between the Company and a predecessor of U.S. Bank National Association, as Trustee (herein called the "Trustee," which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to One Hundred and Twenty-Five Million Dollars ($125,000,000), subject to the right of the Company to reopen the Securities of this series for the issuance of additional Securities of this series on the terms and subject to the conditions specified in the Eighth Supplemental Indenture to the Indenture.

      The Securities of this series are subject to redemption upon not less than 30 nor more than 45 days' notice by first class mail, in whole at any time or in part from time to time at the option of the Company at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Securities of this series to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption), discounted to the Redemption Date on a semi-annual basis (assuming a 360 day year of twelve 30-day months) at the Treasury Rate as defined in the Eighth Supplemental Indenture to the Indenture, plus fifty hundredths of one percent (0.50%) plus in each case accrued and unpaid interest to the Redemption Date.

      In the event of redemption of this Security in part only, a new Security or Securities of this series for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

      If any Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the

11

manner and with the effect provided in the Indenture. Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company's obligations in respect of the payment of the principal of and interest, if any, on the Securities of this series shall terminate.

This Security is subject to Defeasance as described in the Indenture.

The Indenture may be modified by the Company and the Trustee without consent of any Holder with respect to certain matters as described in the Indenture. In addition, the Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of a majority in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall bind such Holder and all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series, of authorized denominations and for the same Stated Maturity and aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

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Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture imposes certain limitations on the ability of the Company to, among other things, merge or consolidate with any other Person or sell, assign, transfer or lease all or substantially all of its properties or assets. All such covenants and limitations are subject to a number of important qualifications and exceptions. The Company must report periodically to the Trustee on compliance with the covenants in the Indenture.

A director, officer, employee or shareholder, as such, of the Company shall not have any liability for any obligations of the Company under this Security or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Security, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of this Security.

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures ("CUSIP"), the Company has caused CUSIP numbers to be printed on the Securities of this series as a convenience to the Holders of the Securities of this series. No representation is made as to the correctness or accuracy of such numbers as printed on the Securities of this series and reliance may be placed only on the other identification numbers printed hereon.

All capitalized terms used in this Security without definition which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

MILW_7837940.3

ASSIGNMENT FORM

To assign this Security, fill in the form below: (I) or (we) assign and transfer this Security to

_____

(Insert assignee's social security or tax I.D. number)

_____

_____

_____

(Print or type assignee's name, address and zip code)

and irrevocably appoint _____
agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Dated:_____ Your Signature:_____

                                     (Sign exactly as your
                                     name appears on the other
                                     side of this Security)

Signature Guaranty:_____

[Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Transfer Agent, which requirements will include membership or participation in STAMP or such other signature guarantee program as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Exchange Act.]

Social Security Number or Taxpayer Identification
Number:_____

MILW_7837940.3

No. R- $_____

(Form of Bond of Collateral Series H)

WISCONSIN PUBLIC SERVICE CORPORATION

(Incorporated under the laws of the State of Wisconsin)
First Mortgage Bond, Collateral Series H

THE FIRST MORTGAGE BONDS, COLLATERAL SERIES H (HEREINAFTER, "COLLATERAL BONDS"), REPRESENTED BY THIS CERTIFICATE ARE BEING ISSUED AND DELIVERED BY THE COMPANY TO U. S. BANK NATIONAL ASSOCIATION AS TRUSTEE (IN SUCH CAPACITY, THE "SENIOR TRUSTEE") UNDER AN INDENTURE, DATED AS OF DECEMBER 1, 1998, BETWEEN THE COMPANY AND A PREDECESSOR OF THE SENIOR TRUSTEE, AS PREVIOUSLY SUPPLEMENTED AND AS SUPPLEMENTED BY THE EIGHTH SUPPLEMENTAL INDENTURE THERETO DATED AS OF DECEMBER 1, 2008 (AS SO SUPPLEMENTED, THE "SENIOR INDENTURE"). THE COLLATERAL BONDS ARE TO BE HELD IN TRUST AS COLLATERAL FOR THE BENEFIT OF THE HOLDERS OF THE SENIOR NOTES, 6.375% SERIES DUE DECEMBER 1, 2015 (THE "RELATED SECURITIES") ISSUED PURSUANT TO THE SENIOR INDENTURE.

THE COLLATERAL BONDS MAY NOT BE SOLD OR OTHERWISE TRANSFERRED (EXCEPT TO A SUCCESSOR SENIOR TRUSTEE) UNTIL THE EARLIER OF THE RELEASE DATE (AS DEFINED BELOW) OR THE PRIOR RETIREMENT OF THE RELATED SECURITIES THROUGH REDEMPTION, REPURCHASE OR OTHERWISE.

THE COMPANY SHALL MAKE PAYMENTS OF THE PRINCIPAL OF, AND PREMIUM, IF ANY, AND INTEREST ON, THE COLLATERAL BONDS, TO THE SENIOR TRUSTEE, WHICH PAYMENTS SHALL BE APPLIED BY THE SENIOR TRUSTEE TO THE SATISFACTION OF OBLIGATIONS ON THE RELATED SECURITIES.

THE MATURITY DATE SPECIFIED ABOVE IS ALSO THE MATURITY DATE OF THE RELATED SECURITIES.

WISCONSIN PUBLIC SERVICE CORPORATION, a corporation organized and existing under the laws of the State of Wisconsin (hereinafter called the Company), for value received, hereby promises to pay to U.S. BANK NATIONAL ASSOCIATION, as trustee for the benefit of the holders of the Related Securities, or registered assigns (in such capacity, the "Senior Trustee"), at the Corporate Trust Services Office of U.S. Bank National Association, in Milwaukee, Wisconsin, on the 1st day of December, 2015, the sum of One Hundred Twenty-Five Million Dollars ($125,000,000) in lawful money of the United States of America, and to pay interest thereon from the date hereof (i) at the rate of 0% per annum prior to December 5, 2008, and (ii) at the rate of 6.375% per annum from and after December 5, 2008, in like money, until

15

the principal hereof becomes due and payable, said interest being payable on the 1st day of June and on the 1st day of December in each year commencing June 1, 2009. The principal and interest so payable on any June 1 or December 1 will be paid to the person or entity in whose name this bond is registered, at the address thereof as it appears on the Company's books for registration and registration of transfer.

The provisions of this bond are continued on the reverse hereof or attached pages and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This bond shall not be valid or become obligatory for any purpose unless and until U.S. Bank National Association (successor to First Wisconsin Trust Company), as Trustee under the Indenture, or its successors thereunder, shall have signed the certificate of authentication endorsed hereon.

IN WITNESS WHEREOF, WISCONSIN PUBLIC SERVICE CORPORATION has caused this bond to be signed in its name by the manual or facsimile signature of its President or a Vice President and its corporate seal or a facsimile thereof to be hereto affixed and attested by the manual or facsimile signature of its Secretary or an Assistant Secretary.

Dated as of: December 1, 2008

WISCONSIN PUBLIC SERVICE CORPORATION,

BY:_____

_____ President

Attest:

_____

_____ Secretary

16

(Form of Trustee's Certificate)

This bond is one of the bonds of the series designated therein, described in the within mentioned Indenture and Supplemental Indenture.

U.S. BANK NATIONAL ASSOCIATION,
As Trustee

By:_____
Authorized Signature

(Text appearing on reverse side of bond or attached pages)

This bond is one of a duly authorized issue of bonds of the Company, known as its First Mortgage Bonds, of the Series and designation indicated on the face hereof, which issue of bonds consists, or may consist, of several series of varying denominations, dates and tenors, all issued and to be issued under and equally secured (except in so far as a sinking fund, or similar fund, established in accordance with the provisions of the Indenture, may afford additional security for the bonds of any specific series) by a First Mortgage and Deed of Trust (herein called the "Indenture") dated as of January 1, 1941, executed by the Company to First Wisconsin Trust Company (subsequently succeeded by U.S. Bank National Association, herein called the Trustee), as Trustee, to which Indenture and all instruments supplemental thereto reference is hereby made for a description of the property mortgaged and pledged, the nature and extent of the security, the rights of the holders of the bonds as to such security, and the terms and conditions upon which the bonds may be issued under the Indenture and any instruments supplemental thereto and are secured. The principal hereof may be declared or may become due on the conditions, in the manner and at the time set forth in the Indenture, upon the happening of a completed default as in the Indenture provided. This bond is one of a series created by a Supplemental Indenture (herein called the "Supplemental Indenture") dated as of December 1, 2008, between the Company and the Trustee, which is supplemental to the Indenture.

The Senior Trustee has agreed pursuant to the Senior Indenture to hold the Bonds of this Series as collateral for the benefit of the holders of the Related Securities under all circumstances and not to transfer (except to a successor trustee) such Bonds until the earlier of the Release Date or the prior retirement of the Related Securities through redemption, repurchase or otherwise. "Release Date" means the date on which all First Mortgage Bonds of the Company issued and outstanding under the Indenture, other than the Bonds of this Series and other Bonds pledged as security for Securities issued under the Senior Indenture (collectively "Collateral Bonds"), have been retired (at, before or after the maturity thereof) through payment, redemption or otherwise provided that no default or event of default has occurred and is continuing under the Senior Indenture. On the Release Date, the Senior Trustee shall deliver to the Company for cancellation all Collateral Bonds, and the Company shall cause the Senior Trustee to provide notice to all holders of Related Securities of the occurrence of the Release Date. As a result, on

17

the Release Date, the Bonds of this Series shall cease to secure the Related Securities. Following the Release Date, the Company shall cause the Indenture to be discharged, and the Company shall not issue any additional Collateral Bonds thereunder, and from and after the Release Date, the Company's obligations in respect of the Collateral Bonds shall be satisfied and discharged.

With the consent of the Company and to the extent permitted by and as provided in the Indenture and/or any instruments supplemental thereto, the rights and obligations of the Company and/or of the holders of the bonds, and/or terms and provisions of the Indenture and/or of any instruments supplemental thereto may be modified or altered by consent of the holders of at least seventy percent (70%) in principal amount of the bonds then outstanding under the Indenture and any instruments supplemental thereto (excluding bonds challenged and disqualified from voting by reason of the interest of the Company or of certain related persons therein as provided in the Indenture); provided that no such modification or alteration shall permit the extension of the maturity of the principal of this bond or the reduction in the rate of interest hereon or any other modification in the terms of payment of such principal or interest or the taking of certain other action as more fully set forth in the Indenture without the consent of the holder hereof.

The Company and the Trustee may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment of or on account of the principal hereof and interest hereon and for all other purposes, and shall not be affected by any notice to the contrary.

The bonds of this Series are subject to redemption, prior to maturity, at the option of the Company in whole at any time or in part from time to time, upon payment of a redemption price equal to the greater of (i) 100% of the principal amount of the bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360 day year of twelve 30-day months) at the Treasury Rate (as defined in the Supplemental Indenture), plus fifty hundredths of one percent (0.50%) plus in each case accrued and unpaid interest to the redemption date, all subject to the conditions and as more fully set forth in the Indenture and the Supplemental Indenture.

Notice of any such redemption shall be hand delivered or mailed not less than thirty (30) days prior to the redemption date to the registered owner of the bonds so to be redeemed, at its address as the same shall appear on the Company's books for registration and registration of transfer, all subject to the conditions and as more fully set forth in the Indenture and in the Supplemental Indenture, except that no newspaper publication shall be required.

In the event that an event of default under Section 6.01 of the Senior Indenture has occurred and is continuing, and the Senior Trustee has declared the principal of all of the Related Securities then outstanding immediately due and payable (or such principal has become ipso facto immediately due and payable) under Section 6.02 of the Senior Indenture, then the Company shall call for redemption and redeem all of the bonds of this series then outstanding at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to the redemption date. The redemption date shall be the accelerated maturity date of the

18

Related Securities, and no prior notice of such redemption to the Trustee or the Senior Trustee shall be required.

This bond is nontransferable except to the Senior Trustee and successor trustees thereto. To the extent that it is transferable, it is transferable by the registered owner hereof in person or by attorney duly authorized in writing, on books of the Company to be kept for that purpose at the corporate trust services office of the Trustee at Milwaukee, Wisconsin, upon surrender hereof for cancellation at said office and upon presentation of a written instrument of transfer duly executed. Thereupon the Company shall issue in the name of the transferee, and the Trustee shall authenticate and deliver, a new registered bond or bonds without coupons of the same maturity and interest rate and of equal aggregate principal amount. Any such transfer shall be subject to the terms and conditions specified in the Indenture and the Supplemental Indenture.

No recourse shall be had for the payment of principal of, premium, if any, or interest on this bond, or any part thereof, or of any claim based hereon or in respect hereof or of the Indenture or any instrument supplemental thereto, against any incorporator, or any past, present or future stockholder, officer or director of the Company or of any predecessor or successor corporation, either directly or through the Company, or through any such predecessor or successor corporation, or through any receiver or a trustee in bankruptcy, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as a part of the consideration for the issue hereof, expressly waived and released, as more fully provided in the Indenture.

(End of text of bond)

(Form of Prepayment Record)

PREPAYMENT RECORD

PRINCIPAL AMOUNT OF BOND $_____

DATE OF MATURITY: DECEMBER 1, 2015

Prepayments on Principal			
Amount	**Date**	**Balance Outstanding**	**Signature of Authorized Officer and Title**

MILW_7837940.3

Exhibit (4.2)

**FORTIETH
SUPPLEMENTAL INDENTURE**

Document Number

Recording Area

Name and Return Address

Wisconsin Public Service Corporation
Attention: Real Estate Department
P.O. Box 19001
Green Bay, Wisconsin 54307-9001

See Schedule A hereto

Parcel Identification Number (PIN)

This Supplemental Indenture, and the First Mortgage and Deed of Trust and the Supplemental Indentures described herein, collectively, are a "construction mortgage" as defined in and for the purposes of section 706.11 of the Wisconsin Statutes, as the same may be amended or renumbered from time to time.

FORTIETH

SUPPLEMENTAL INDENTURE

FROM

WISCONSIN PUBLIC SERVICE CORPORATION

TO

U.S. BANK NATIONAL ASSOCIATION
(successor to Firstar Bank National Association,
successor to Firstar Trust Company,
formerly known as First Wisconsin Trust Company)
AS TRUSTEE

DATED AS OF December 1, 2008

SUPPLEMENTAL
To
First Mortgage and Deed of Trust
Dated as of January 1, 1941

WISCONSIN PUBLIC SERVICE CORPORATION
FORTIETH SUPPLEMENTAL INDENTURE

Dated as of December 1, 2008

TABLE OF CONTENTS

ARTICLE I
FORM OF EXECUTION OF BONDS OF NEW SERIES

ARTICLE II
CONFIRMATION OF LIEN

ARTICLE III
PARTICULAR COVENANTS OF THE COMPANY

ARTICLE IV
MISCELLANEOUS

Fortieth Supplemental Indenture, made as of the 1st day of December, 2008 by and between WISCONSIN PUBLIC SERVICE CORPORATION, a corporation duly organized and existing under and by virtue of the laws of the State of Wisconsin, having its principal office in the City of Green Bay, in the County of Brown, in the State of Wisconsin (hereinafter sometimes called the "Company"), party of the first part, and U.S. BANK NATIONAL ASSOCIATION, (successor to Firstar Bank, National Association, successor to Firstar Trust Company, formerly known as First Wisconsin Trust Company), a national banking association duly organized and existing under and by virtue of the laws of the United States, having its Corporate Trust Services Office in the City of Milwaukee, in the County of Milwaukee, in the State of Wisconsin, as Trustee (hereinafter sometimes called the "Trustee"), party of the second part.

WHEREAS, the Company has heretofore executed and delivered to the predecessor of the Trustee its First Mortgage and Deed of Trust made as of January 1, 1941 (hereinafter referred to as the "1941 Mortgage") and has heretofore executed and delivered to the predecessor of the Trustee supplemental indentures dated and hereinafter referred to as follows:

Supplemental Indenture Dated (as of)	Hereinafter referred to as
November 1, 1947	First Supplemental Indenture*
August 1, 1948	Second Supplemental Indenture
September 1, 1949	Third Supplemental Indenture
November 1, 1950	Fourth Supplemental Indenture*
May 1, 1953	Fifth Supplemental Indenture*
January 1, 1954	Sixth Supplemental Indenture
October 1, 1954	Seventh Supplemental Indenture
December 1, 1957	Eighth Supplemental Indenture
November 1, 1959	Ninth Supplemental Indenture
October 1, 1963	Tenth Supplemental Indenture
June 1, 1964	Eleventh Supplemental Indenture
November 1, 1967	Twelfth Supplemental Indenture
April 1, 1969	Thirteenth Supplemental Indenture
August 1, 1970	Fourteenth Supplemental Indenture
May 1, 1971	Fifteenth Supplemental Indenture
August 1, 1973	Sixteenth Supplemental Indenture*
September 1, 1973	Seventeenth Supplemental Indenture
October 1, 1975	Eighteenth Supplemental Indenture
February 1, 1977	Nineteenth Supplemental Indenture
July 15, 1980	Twentieth Supplemental Indenture
December 1, 1980	Twenty-First Supplemental Indenture*
April 1, 1981	Twenty-Second Supplemental Indenture
February 1, 1984	Twenty-Third Supplemental Indenture
March 15, 1984	Twenty-Fourth Supplemental Indenture
October 1, 1985	Twenty-Fifth Supplemental Indenture
December 1, 1987	Twenty-Sixth Supplemental Indenture*
September 1, 1991	Twenty-Seventh Supplemental Indenture

1

MILW_7751901.6

Supplemental Indenture Dated (as of)	Hereinafter referred to as
July 1, 1992	Twenty-Eighth Supplemental Indenture
October 1, 1992	Twenty-Ninth Supplemental Indenture
February 1, 1993	Thirtieth Supplemental Indenture
July 1, 1993	Thirty-First Supplemental Indenture
November 1, 1993	Thirty-Second Supplemental Indenture
December 1, 1998	Thirty-Third Supplemental Indenture
August 1, 2001	Thirty-Fourth Supplemental Indenture
December 1, 2002	Thirty-Fifth Supplemental Indenture
December 1, 2003	Thirty-Sixth Supplemental Indenture
December 1, 2006	Thirty-Seventh Supplemental Indenture
August 1, 2006	Thirty-Eighth Supplemental Indenture
November 1, 2007	Thirty-Ninth Supplemental Indenture

---

*Includes amendments to or modifications of certain provisions of the 1941 Mortgage.

(said 1941 Mortgage, as supplemented, amended or modified by the aforesaid Supplemental Indentures, being hereinafter referred to as the "Indenture", except as such term is differently defined and used in and for the purposes of the Form of Bond of Collateral Series H and the Form of Trustee's Certificate hereinafter set forth), whereby the Company granted, bargained, sold, warranted, released, conveyed, assigned, transferred, mortgaged, pledged, set over and confirmed unto the Trustee, and to its respective successors in trust, upon the terms, conditions and trusts therein set forth, all the property as therein described, real, personal and mixed, then owned or thereafter acquired by the Company, with certain exceptions as in the granting clauses and definitions of the Indenture set forth, to be held by the Trustee in trust, under the terms and subject to the conditions of the Indenture, as security for the bonds of the Company issued and to be issued thereunder in accordance with the provisions of the Indenture; and

WHEREAS, Section 2.01 of the 1941 Mortgage provides that bonds may be issued thereunder in one or more series, each series to have such distinctive designation as the Board of Directors of the Company may select for such series; and

WHEREAS, the Company has heretofore issued and there are now outstanding, in accordance with the provisions of the 1941 Mortgage and said Supplemental Indentures bonds of several series designated "First Mortgage Bonds, 7-1/8% Series Due July 1, 2023", "First Mortgage Bonds Collateral Series A", "First Mortgage Bonds Collateral Series B", "First Mortgage Bonds Collateral Series C", "First Mortgage Bonds Collateral Series D", "First Mortgage Bonds Collateral Series E", "First Mortgage Bonds Collateral Series F", and "First Mortgage Bonds Collateral Series G"; and

WHEREAS, the Company has agreed to issue $125,000,000 in aggregate principal amount of Senior Notes 6.375% Series Due December 1, 2015 (the "Related Securities") pursuant to an Indenture, dated as of December 1, 1998, between the Company and a predecessor of U.S. Bank National Association, as trustee (the "Senior Trustee") as supplemented, subject to

2

the right of the Company to reopen the Related Securities for issuances of additional Related Securities of such series on the terms and subject to the conditions specified in such Indenture; and

WHEREAS, in order to secure the Company's obligations to pay principal, premium, if any, and interest on the Related Securities, the Company is desirous of providing for the issuance under the Indenture of bonds of a new series designated as "First Mortgage Bonds, Collateral Series H", in an aggregate principal amount of not more than $125,000,000, subject to the right of the Company to reopen such series for issuances of additional bonds of such series, the bonds of said series to be issued as registered bonds without coupons in any denominations that the Company may from time to time execute and deliver, the bonds of said series, the Trustee's Certificate, and the Form of Prepayment Record to be substantially in the tenor following:

(Form of Bond of Collateral Series H)

No._____ $

WISCONSIN PUBLIC SERVICE CORPORATION

(Incorporated under the laws of the State of Wisconsin)
First Mortgage Bond, Collateral Series H

THE FIRST MORTGAGE BONDS, COLLATERAL SERIES H (HEREINAFTER, "COLLATERAL BONDS"), REPRESENTED BY THIS CERTIFICATE ARE BEING ISSUED AND DELIVERED BY THE COMPANY TO U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE (IN SUCH CAPACITY, THE "SENIOR TRUSTEE") UNDER AN INDENTURE, DATED AS OF DECEMBER 1, 1998, BETWEEN THE COMPANY AND A PREDECESSOR OF THE SENIOR TRUSTEE, AS PREVIOUSLY SUPPLEMENTED AND AS SUPPLEMENTED BY THE EIGHTH SUPPLEMENTAL INDENTURE THERETO DATED AS OF DECEMBER 1, 2008 (AS SO SUPPLEMENTED, THE "SENIOR INDENTURE"). THE COLLATERAL BONDS ARE TO BE HELD IN TRUST AS COLLATERAL FOR THE BENEFIT OF THE HOLDERS OF THE SENIOR NOTES, 6.375% SERIES DUE DECEMBER 1, 2015 (THE "RELATED SECURITIES") ISSUED PURSUANT TO THE SENIOR INDENTURE.

THE COLLATERAL BONDS MAY NOT BE SOLD OR OTHERWISE TRANSFERRED (EXCEPT TO A SUCCESSOR SENIOR TRUSTEE) UNTIL THE EARLIER OF THE RELEASE DATE (AS DEFINED BELOW) OR THE PRIOR RETIREMENT OF THE RELATED SECURITIES THROUGH REDEMPTION, REPURCHASE OR OTHERWISE.

THE COMPANY SHALL MAKE PAYMENTS OF THE PRINCIPAL OF, AND PREMIUM, IF ANY, AND INTEREST ON, THE COLLATERAL BONDS, TO THE SENIOR TRUSTEE, WHICH PAYMENTS SHALL BE APPLIED BY THE SENIOR TRUSTEE TO THE SATISFACTION OF OBLIGATIONS ON THE RELATED SECURITIES.

MILW_7751901.6

THE MATURITY DATE SPECIFIED ABOVE IS ALSO THE MATURITY DATE OF THE RELATED SECURITIES.

WISCONSIN PUBLIC SERVICE CORPORATION, a corporation organized and existing under the laws of the State of Wisconsin (hereinafter called the Company), for value received, hereby promises to pay to U.S. BANK NATIONAL ASSOCIATION, as trustee for the benefit of the holders of the Related Securities, or registered assigns (in such capacity, the "Senior Trustee"), at the Corporate Trust Services Office of U.S. Bank National Association, in Milwaukee, Wisconsin, on the 1st day of December, 2015, the sum of_____ Dollars ($_____) in lawful money of the United States of America, and to pay interest thereon from the date hereof (i) at the rate of 0% per annum prior to December 5, 2008, and (ii) at the rate of 6.375% per annum from and after December 5, 2008, in like money, until the principal hereof becomes due and payable, said interest being payable on the 1st day of June and on the 1st day of December in each year commencing June 1, 2009. The principal and interest so payable on any June 1 or December 1 will be paid to the person or entity in whose name this bond is registered, at the address thereof as it appears on the Company's books for registration and registration of transfer.

The provisions of this bond are continued on the reverse hereof or attached pages and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This bond shall not be valid or become obligatory for any purpose unless and until U.S. Bank National Association, (successor to First Wisconsin Trust Company), as Trustee under the Indenture, or its successors thereunder, shall have signed the certificate of authentication endorsed hereon.

IN WITNESS WHEREOF, WISCONSIN PUBLIC SERVICE CORPORATION has caused this bond to be signed in its name by the manual or facsimile signature of its President or a Vice President and its corporate seal or a facsimile thereof to be hereto affixed and attested by the manual or facsimile signature of its Secretary or an Assistant Secretary.

Dated as of:

WISCONSIN PUBLIC SERVICE CORPORATION,

By: _____
      _____ President

Attest:

_____ Secretary

4

(Form of Trustee's Certificate)

This bond is one of the bonds of the series designated therein, described in the within mentioned Indenture and Supplemental Indenture.

U.S. BANK NATIONAL ASSOCIATION,
As Trustee

By: _____
Authorized Signature

(Text appearing on reverse side of bond or attached pages)

This bond is one of a duly authorized issue of bonds of the Company, known as its First Mortgage Bonds, of the series and designation indicated on the face hereof, which issue of bonds consists, or may consist, of several series of varying denominations, dates and tenors, all issued and to be issued under and equally secured (except in so far as a sinking fund, or similar fund, established in accordance with the provisions of the Indenture, may afford additional security for the bonds of any specific series) by a First Mortgage and Deed of Trust (herein called the "Indenture") dated as of January 1, 1941, executed by the Company to First Wisconsin Trust Company (subsequently succeeded by U.S. Bank National Association, herein called the Trustee), as Trustee, to which Indenture and all instruments supplemental thereto reference is hereby made for a description of the property mortgaged and pledged, the nature and extent of the security, the rights of the holders of the bonds as to such security, and the terms and conditions upon which the bonds may be issued under the Indenture and any instruments supplemental thereto and are secured. The principal hereof may be declared or may become due on the conditions, in the manner and at the time set forth in the Indenture, upon the happening of a completed default as in the Indenture provided. This bond is one of a series created by a Supplemental Indenture (herein called the "Supplemental Indenture") dated as of December 1, 2008, between the Company and the Trustee, which is supplemental to the Indenture.

The Senior Trustee has agreed pursuant to the Senior Indenture to hold the Bonds of this Series as collateral for the benefit of the holders of the Related Securities under all circumstances and not to transfer (except to a successor trustee) such Bonds until the earlier of the Release Date or the prior retirement of the Related Securities through redemption, repurchase or otherwise. "Release Date" means the date on which all First Mortgage Bonds of the Company issued and outstanding under the Indenture, other than the Bonds of this Series and other Bonds pledged as security for Securities issued under the Senior Indenture (collectively "Collateral Bonds"), have been retired (at, before or after the maturity thereof) through payment, redemption or otherwise, provided that no default or event of default has occurred and is continuing under the Senior Indenture. On the Release Date, the Senior Trustee shall deliver to the Company for cancellation all Collateral Bonds, and the Company shall cause the Senior Trustee to provide notice to all holders of Related Securities of the occurrence of the Release Date. As a result, on

5

the Release Date, the Bonds of this Series shall cease to secure the Related Securities. Following the Release Date, the Company shall cause the Indenture to be discharged, and the Company shall not issue any additional Collateral Bonds thereunder, and from and after the Release Date, the Company's obligations in respect of the Collateral Bonds shall be satisfied and discharged.

With the consent of the Company and to the extent permitted by and as provided in the Indenture and/or any instruments supplemental thereto, the rights and obligations of the Company and/or of the holders of the bonds, and/or terms and provisions of the Indenture and/or of any instruments supplemental thereto may be modified or altered by consent of the holders of at least seventy percent (70%) in principal amount of the bonds then outstanding under the Indenture and any instruments supplemental thereto (excluding bonds challenged and disqualified from voting by reason of the interest of the Company or of certain related persons therein as provided in the Indenture); provided that no such modification or alteration shall permit the extension of the maturity of the principal of this bond or the reduction in the rate of interest hereon or any other modification in the terms of payment of such principal or interest or the taking of certain other action as more fully set forth in the Indenture without the consent of the holder hereof.

The Company and the Trustee may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment of or on account of the principal hereof and interest hereon and for all other purposes, and shall not be affected by any notice to the contrary.

The bonds of this Series are subject to redemption, prior to maturity, at the option of the Company in whole at any time or in part from time to time, upon payment of a redemption price equal to the greater of (i) 100% of the principal amount of the bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360 day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Supplemental Indenture) plus fifty hundredths of one percent (0.50%), plus in each case accrued and unpaid interest to the redemption date, all subject to the conditions and as more fully set forth in the Indenture and the Supplemental Indenture.

Notice of any such redemption shall be hand delivered or mailed not less than thirty (30) days prior to the redemption date to the registered owner of the bonds so to be redeemed, at its address as the same shall appear on the Company's books for registration and registration of transfer, all subject to the conditions and as more fully set forth in the Indenture and in the Supplemental Indenture, except that no newspaper publication shall be required.

In the event that an event of default under Section 6.01 of the Senior Indenture has occurred and is continuing, and the Senior Trustee has declared the principal of all of the Related Securities then outstanding immediately due and payable (or such principal has become ipso facto immediately due and payable) under Section 6.02 of the Senior Indenture, then the Company shall call for redemption and redeem all of the bonds of this series then outstanding at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to the redemption date. The redemption date shall be the accelerated maturity date of the

Related Securities, and no prior notice of such redemption to the Trustee or the Senior Trustee shall be required.

This bond is nontransferable except to the Senior Trustee and successor trustees thereto. To the extent that it is transferable, it is transferable by the registered owner hereof in person or by attorney duly authorized in writing, on books of the Company to be kept for that purpose at the corporate trust services office of the Trustee at Milwaukee, Wisconsin, upon surrender hereof for cancellation at said office and upon presentation of a written instrument of transfer duly executed. Thereupon the Company shall issue in the name of the transferee, and the Trustee shall authenticate and deliver, a new registered bond or bonds without coupons of the same maturity and interest rate and of equal aggregate principal amount. Any such transfer shall be subject to the terms and conditions specified in the Indenture and the Supplemental Indenture.

No recourse shall be had for the payment of principal of, premium, if any, or interest on this bond, or any part thereof, or of any claim based hereon or in respect hereof or of the Indenture or any instrument supplemental thereto, against any incorporator, or any past, present or future stockholder, officer or director of the Company or of any predecessor or successor corporation, either directly or through the Company, or through any such predecessor or successor corporation, or through any receiver or a trustee in bankruptcy, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as a part of the consideration for the issue hereof, expressly waived and released, as more fully provided in the Indenture.

(End of text of bond)

7

(Form of Prepayment Record)

PREPAYMENT RECORD

PRINCIPAL AMOUNT OF BOND $_____

DATE OF MATURITY: DECEMBER 1, 2015

Prepayments on Principal

Amount	Date	Balance Outstanding	Signature of Authorized Officer and Title

and

WHEREAS, the 1941 Mortgage provides that the Company and the Trustee may enter into indentures supplemental thereto for the purposes, among others, of providing the terms and conditions of the issue of the bonds of any new series; and

WHEREAS, the Company is presently engaged within the States of Wisconsin and Michigan in conveying, distributing, supplying and serving electricity and gas and intends that this Supplemental Indenture shall be received for record and for filing in the appropriate public offices of said States or of any other jurisdiction in which there may be located from time to time properties intended to be subject to the lien of the Indenture in the manner and with the effect provided by their respective laws in respect to mortgages by, and security interests in existing and hereafter acquired properties of, a corporation so engaged; and

WHEREAS, the execution and delivery of this Supplemental Indenture and the issue of bonds as in this Supplemental Indenture and the Indenture provided have been duly authorized by a resolution adopted by the Board of Directors of the Company; and

WHEREAS, all things necessary to make the bonds of Collateral Series H, when duly issued and executed by the Company, and authenticated and delivered by the Trustee, valid, binding and legal obligations of the Company, and to make the Indenture and this Supplemental Indenture valid, binding and legal instruments for the security thereof, have been done and performed and the issue of said bonds, as in this Supplemental Indenture and the Indenture provided, has been in all respects duly authorized;

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH: Wisconsin Public Service Corporation, in consideration of the premises and of one dollar to it duly paid by the Trustee at or before the ensealing and delivery of these presents, the receipt whereof is hereby acknowledged, does hereby covenant and agree to and with U.S. Bank National Association, as Trustee, as follows:

8

ARTICLE I.

FORM AND EXECUTION OF BONDS OF NEW SERIES

SECTION 1.01.   There is hereby created, for issuance under the Indenture on the date or dates of authentication and delivery of the Related Securities, a series of bonds designated as Collateral Series H (herein sometimes referred to as the bonds of Collateral Series H), each of which shall bear the descriptive title "First Mortgage Bond, Collateral Series H". The bonds of said series shall be issued only in the form of registered bonds without coupons and shall be substantially of the tenor and purport, and in the form, hereinbefore recited. The bonds of said series shall mature on December 1, 2015, and shall be issued in any denominations that the Company may execute and deliver. The bonds of said series shall bear interest at the rate of 0% per annum prior to December 5, 2008, and Six and Three Hundred Seventy-Five Thousandths percent (6.375%) per annum from and after December 5, 2008, payable semi-annually on June 1 and December 1 of each year commencing June 1, 2009. Bonds of said series issued prior to June 1, 2009 shall be dated as of December 1, 2008 and bonds of said series issued on and after June 1, 2009 shall be dated as provided in Section 2.09 of the 1941 Mortgage. Principal and interest will be payable to the registered owner of the bonds of said series, and at the address thereof, appearing on the Company's books for registration and registration of transfer. Said bonds will be nontransferable except to the Senior Trustee and successors thereto, if any.

SECTION 1.02.   The aggregate principal amount of all bonds of Collateral Series H which may at any time be certified, issued and outstanding shall be limited to $125,000,000, subject to the right of the Company to reopen such series for issuances of additional bonds of such series, and bonds of said series may be executed, authenticated, delivered and issued hereunder from time to time subject to the restrictions and provisions contained in this Supplemental Indenture and in the 1941 Mortgage.

SECTION 1.03.   The bonds of Collateral Series H are subject to redemption prior to maturity at the option of the Company, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360 day year consisting of twelve 30-day months) at the Treasury Rate (as hereinafter defined) plus fifty hundredths of one percent (0.50%), plus in each case accrued and unpaid interest to the date of redemption. The redemption price shall be set forth in an Officers' Certificate delivered to the Trustee on or before the redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated

9

maturity comparable to the remaining term of the bonds of Collateral Series H that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the bonds of Collateral Series H.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the redemption date, or (ii) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all the quotations which the Trustee obtains.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York Time, on the third business day preceding such redemption date.

"Reference Treasury Dealer" means any primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer") selected by the Company.

SECTION 1.04.   In the event that the Company shall desire to exercise its right to redeem and pay all or any part of the bonds of Collateral Series H pursuant to Section 1.03, it shall, except as modified herein, comply with the terms and conditions of Article XI of the Indenture with regard to the redemption of bonds of any series secured thereby, and such redemption shall be made under and subject to the terms and provisions of said Article XI and in the manner and with the effect stated therein; provided, however, (a) the Company shall specify, in accordance with the provisions of this Supplemental Indenture, those bonds of Collateral Series H which are to be redeemed if only a part thereof are to be redeemed, and payments in redemption of bonds of Collateral Series H shall be made directly by the Company to the registered owners of the bonds entitled thereto; and (b) the provisions of Section 11.03(b) of the 1941 Mortgage shall not be applicable to any such redemption. The Company shall not exercise any option to redeem on any date all or any part of the bonds of Collateral Series H unless it shall give a valid direction under the Senior Indenture for the redemption on such date of an equal amount of Related Securities. Notice of each such redemption shall be hand delivered or mailed, by certified mail, with return receipt requested, at least thirty (30) days prior to the redemption date, to the registered owner of the bonds which are to be redeemed at its address appearing on the Company's books for registration and registration of transfer. Such delivery or mailing (but not the receipt thereof or the return of the receipt so requested) shall be a condition to the redemption of the bonds. All bonds so redeemed shall forthwith be delivered to the Trustee and cancelled, but only when the principal, premium, if any, and accrued and unpaid interest thereon is paid in full. The Trustee, when required to select bonds of Collateral Series H for redemption, shall promptly notify the Company, and the Company, when selecting bonds of Collateral Series H for redemption, shall promptly notify the Trustee, in writing of the distinctive numbers of the bonds selected for redemption in whole or in part. For the purpose only of complying with the

10

Indenture (particularly Section 11.02 thereof) in connection with the redemption of bonds of Collateral Series H, for each $1,000 principal amount of bonds authenticated and delivered hereunder there shall be assigned a number in such manner and at such time as the Trustee or the Company shall deem appropriate.

SECTION 1.05. The Company shall call for redemption all of the bonds of the Collateral Series H then outstanding, and shall on the redemption date therefor redeem the same at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the redemption date, in the event that an event of default has occurred and is continuing under Section 6.01 of the Senior Indenture, and the Senior Trustee has declared the principal of all Related Securities then outstanding immediately due and payable (or such principal has become ipso facto immediately due and payable) pursuant to Section 6.02 of the Senior Indenture. The redemption date shall be the accelerated maturity date of the Related Securities; provided, however, that such requirement of redemption shall be deemed to be waived if prior to the date fixed for such redemption of the bonds of Collateral Series H, the acceleration of the Related Securities is waived or annulled. Any provision of Article XI of the Indenture notwithstanding, no prior notice of such redemption of the bonds of Collateral Series H to the Trustee or the Senior Trustee shall be required.

SECTION 1.06. Subject to the provisions of Section 1.04, Bonds of Collateral Series H may be redeemed in part, but the portion of any such bond so redeemed in part shall be One Thousand Dollars ($1,000) or an integral multiple thereof. In case any bond shall be redeemed in part only, payment of the redemption price of such portion of the bond of Collateral Series H shall be made by the Company (or Trustee, as the case may be) to the registered owner thereof, at its address appearing on the Company's books for registration and registration of transfer of bonds of Collateral Series H without presentation or surrender thereof, provided there is on file with the Company and Trustee (and not theretofore rescinded by written notice from such registered owner to the Company and Trustee) a written commitment from such registered owner to the effect that (1) payments will be so made, and (2) such registered owner will make notations on such bond or a paper attached thereto of the portion thereof so redeemed. Prior to any transfer by the registered owner of any bond of Collateral Series H, the same shall be surrendered to the Company or Trustee for appropriate notation thereon of, or in exchange for a new bond or bonds for, the unredeemed balance of the principal amount thereof. The Trustee shall not be under any duty to determine that any of the notations mentioned herein have been made or be liable in any manner with respect thereto.

SECTION 1.07. The Company shall not be obligated to make any transfer of bonds of Collateral Series H for a period of fifteen (15) calendar days next preceding any interest payment date, or next preceding any selection by lot of bonds to be redeemed. The Company shall not be obligated to make transfers of any bonds called or being called for redemption.

SECTION 1.08. No charge shall be made to any registered owner of any bond of Collateral Series H for any transfer of bonds of said series except for any tax or other governmental charge required to be paid in connection therewith.

11

SECTION 1.09.   The signatures of the President or a Vice President and of the Secretary or an Assistant Secretary upon the bonds of Collateral Series H may be facsimile signatures imprinted or otherwise reproduced on such bonds. Any such facsimile signature shall have the same effect and shall be subject to the same provisions set forth in Section 2.13 of the 1941 Mortgage as to signatures upon bonds generally.

SECTION 1.10.   In the event that an interest payment or maturity date or a date fixed for redemption of any bond of Collateral Series H shall be a Saturday, Sunday or a legal holiday or a day on which banking institutions in the city of location of the registered address of the owner are authorized by law to close, then payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding business day not a Saturday, Sunday or a legal holiday or a day upon which banking institutions in the city of location of the registered address of the owner are authorized by law to close, with the same force and effect as if made on the date of maturity, interest date, or the date fixed for redemption, and no interest shall accrue for the period after such date.

SECTION 1.11.   Bonds of Collateral Series H which have been redeemed or have been paid at maturity shall not be reissued as bonds of said series, but may be made the basis for the issuance of additional bonds of any series hereafter created, or credits may be taken or cash withdrawn on the basis thereof under any applicable provisions of the 1941 Mortgage or any future supplemental indenture.

SECTION 1.12.   The Company shall have the right to reopen the bonds of Collateral Series H, for issuances of additional bonds of such series ("Additional Bonds"), by written application pursuant to Section 4.01(a) of the 1941 Mortgage for the authentication and delivery of such Additional Bonds. Additional Bonds may be executed, authenticated, delivered, and issued upon and subject to the provisions of the Indenture (including but not limited to those of Articles IV, V, VI, VII, and/or VIII thereof, if and as applicable); and upon (but only upon) such execution, authentication, delivery, and issuance, the following additional provisions shall be deemed to apply:

The bonds of Collateral Series H are hereby reopened for the issuance of Additional Bonds in the aggregate principal amount specified in the written application of the Company, which shall constitute a further issuance of, and will be consolidated with, the bonds of Collateral Series H so as to form a single series with the bonds of Collateral Series H, and shall have the same terms as the bonds of such series, except that the Additional Bonds shall be dated (and shall bear interest) as provided in Section 1.01 of this Supplemental Indenture. The Additional Bonds shall be substantially in the form hereinbefore recited but may contain such changes as may be appropriate to reflect their date or dates of issuance.

All references to the bonds of Collateral Series H in this Supplemental Indenture, in the form of such bonds hereinbefore recited, and in such bonds shall be deemed to include the Additional Bonds issued hereunder, and the Additional Bonds shall be subject to, and be entitled to the benefits of, this Supplemental Indenture; except that the dates of issuance of, and the dates from which interest will begin to accrue on, the Additional Bonds shall be as set forth in this Section 1.12.

ARTICLE II.

CONFIRMATION OF LIEN

SECTION 2.01. The Company, in order to record the description of, and confirm unto the Trustee, certain property acquired after the execution and delivery of the 1941 Mortgage and now subject to the lien thereof by virtue of the provisions of the 1941 Mortgage conveying to the Trustee property acquired after its execution and delivery, by these presents does grant, bargain, sell, warrant, release, convey, assign, transfer, mortgage, pledge, set over and confirm unto U.S. Bank National Association, as Trustee, and to its respective successors in said trust forever, subject to the rights reserved by the Company in and by other provisions of the Indenture and this Supplemental Indenture, all of the property described and mentioned or enumerated or referred to in a schedule hereto annexed and marked Schedule A, reference to said schedule for a description and enumeration of the property therein described and enumerated being hereby made with the same force and effect as if the same were incorporated herein at length;

Together with all and singular the tenements, hereditaments and appurtenances belonging or in any wise appertaining to the aforesaid property or any part thereof with the reversion and reversions, remainder and remainders, tolls, rents and revenues, issues, income, product and profits thereof, and all the estate, right, title and interest and claim whatsoever, at law as well as in equity, which the Company now has or may hereafter acquire in and to the aforesaid property and every part and parcel thereof;

To have and to hold all said properties, mortgaged, pledged or conveyed by the Company as aforesaid, or intended so to be, unto the Trustee and its successors and assigns forever, subject, however, to permissible encumbrances as defined in the 1941 Mortgage; but in trust, nevertheless, for the same purposes and upon the same conditions as are fully set forth in the Indenture, which is hereby referred to.

ARTICLE III.

PARTICULAR COVENANTS OF THE COMPANY

In addition to the covenants contained in the Indenture, the Company hereby covenants as follows:

SECTION 3.01. That it is duly authorized under the laws of the State of Wisconsin and under all other applicable provisions of law to create and issue the bonds of Collateral Series H, and to execute and deliver this Supplemental Indenture, and that all corporate action on its part for the creation and issue of said bonds and the execution of this Supplemental Indenture has been duly and effectually taken, and that said bonds when issued and delivered to the owners thereof are and will be valid and enforceable obligations of the Company, and that the Indenture is and always will be a valid mortgage and deed of trust to secure the payment of said bonds.

13

SECTION 3.02.   That it is lawfully possessed of all the property mortgaged and pledged by the Indenture; that it will maintain and preserve the lien of the Indenture on the property mortgaged and pledged thereby in accordance with the terms thereof and hereof so long as any of the bonds issued thereunder are outstanding; and that it has good right and lawful authority to mortgage and pledge the property mortgaged and pledged thereby as provided in and by the Indenture; and that the same is free and clear of all liens and encumbrances, except permissible encumbrances as defined in the Indenture.

SECTION 3.03.   That the Company will duly and punctually pay to the registered owner of bonds of Collateral Series H issued under and secured by the Indenture and this Supplemental Indenture the principal and interest of said bonds at the dates and place and in the manner mentioned in such bonds.

SECTION 3.04.   That the Trustee shall not incur any liability by reason of any default, failure or delay on the part of the Company to observe or perform its covenants contained in this Article III.

ARTICLE IV.

MISCELLANEOUS

SECTION 4.01.   The recitals of fact herein and in the bonds hereby created contained (except the Trustee's Certificate) shall be taken as statements of the Company and shall not be construed as made or warranted by the Trustee. The Trustee makes no representations as to the validity of this Supplemental Indenture or of the bonds issued under the Indenture by virtue hereof. Except as herein otherwise provided, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee by reason of this Supplemental Indenture other than as set forth in the Indenture; and this Supplemental Indenture is executed and accepted on behalf of the Trustee, subject to all the terms and conditions set forth in the Indenture, as fully to all intents as if the same were herein set forth at length.

SECTION 4.02.   This Supplemental Indenture shall be construed in connection with and as a part of the Indenture.

SECTION 4.03.   (a) Whenever in this Supplemental Indenture either of the parties hereto is named or referred to, such reference shall be deemed to include the successors or assigns of such party, and all the covenants and agreements in this Supplemental Indenture contained by or on behalf of the Company or by or on behalf of the Trustee shall bind and inure to the benefit of the respective successors and assigns of such parties, whether so expressed or not.

(b)   The table of contents and the descriptive headings of the several Articles of this Supplemental Indenture were formulated, used and inserted in this Supplemental Indenture for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

14

SECTION 4.04.   (a) If any provision of this Supplemental Indenture limits, qualifies, or conflicts with another provision of this Supplemental Indenture or of the Indenture required or deemed to be included in indentures qualified under the Trust Indenture Act of 1939 (as enacted prior to the date of this Supplemental Indenture) by any of Sections 310 to 317, inclusive, of the said Act, such required provisions shall control.

(b)   In case any one or more of the provisions contained in this Supplemental Indenture or in the bonds, issued hereunder and under the Indenture should be invalid, illegal, or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected, impaired, prejudiced or disturbed thereby.

SECTION 4.05.   This Supplemental Indenture may be executed in several counterparts, and all said counterparts executed and delivered, each as an original, shall constitute but one and the same instrument.

SECTION 4.06.   This Supplemental Indenture shall be effective and binding from and after the time of actual execution and delivery thereof, notwithstanding the fact that such execution and delivery may occur prior or subsequent to December 1, 2008.

SECTION 4.07.   The debtor and its mailing address is WISCONSIN PUBLIC SERVICE CORPORATION, 700 North Adams Street, P.O. Box 19001, Green Bay, WI 54307. The secured party and its address, from which information concerning the security interest hereunder may be obtained, is U.S. BANK NATIONAL ASSOCIATION, Corporate Trust Services, 1555 RiverCenter Drive, Suite 203, Milwaukee, WI 53212.

IN WITNESS WHEREOF, the party of the first part has caused its corporate name and seal to be hereunto affixed and this Supplemental Indenture to be signed by its President or Vice President, and attested by its Secretary or an Assistant Secretary, for and on its behalf, and the party of the second part has caused its corporate name to be hereunto affixed, and this Supplemental Indenture to be signed by its Vice President for and on its behalf, all done as of the first day of December, 2008.

WISCONSIN PUBLIC SERVICE CORPORATION,

(SEAL)

By: /s/ Charles A. Schrock

Charles A. Schrock
President and Chief Executive Officer

Attest:

/s/ Barth J. Wolf

Barth J. Wolf
Secretary

Executed by Wisconsin Public Service
Corporation, in presence of:

/s/ Janet K. McKee

Janet K. McKee

/s/ Tchapo Napoe

Tchapo Napoe

U.S. Bank National Association,
As Trustee,

By: /s/ Peter M. Brennan

Peter M. Brennan
Vice President

Executed by U.S. Bank National Association
in presence of:

/s/ Janet K. McKee

Janet K. McKee

/s/ Tchapo Napoe

Tchapo Napoe

16

STATE OF WISCONSIN   }
          } ss.
BROWN COUNTY   }

    Personally came before me this 1st day of December, A.D. 2008, Charles A. Schrock, to me known to be the President and Chief Executive Officer, and Barth J. Wolf, to me known to be the Secretary of the above-named WISCONSIN PUBLIC SERVICE CORPORATION, the corporation described in and which executed the foregoing instrument, and to me known to be the persons who as such officers executed the foregoing instrument in the name and behalf of said corporation, and acknowledged the same, and acknowledged that the seal affixed to said instrument is the corporate seal of said corporation, and that they signed, sealed and delivered said instrument in the name and behalf of said corporation by authority of its Board of Directors and said Charles A. Schrock and Barth J. Wolf then and there acknowledged said instrument to be the free act and deed of said corporation by each of them voluntarily executed.

    Given under my hand and notarial seal this 1st day of December, A.D. 2008.

            /s/ Kim M. Michiels
            _____

            Kim M. Michiels
            Notary Public, Brown County, Wisconsin
            My commission expires: February 19, 2012

(NOTARIAL SEAL)

17

STATE OF WISCONSIN   }
                          } ss.
BROWN COUNTY   }

Personally came before me this 1st day of December, A.D. 2008, Peter M. Brennan, to me known to be a Vice President of the above-named U.S. BANK NATIONAL ASSOCIATION, the corporation described in and which executed the foregoing instrument, and to me known to be the person who as such officer executed the foregoing instrument in the name and behalf of said corporation, and acknowledged the same, and that he signed and delivered said instrument in the name and behalf of said corporation by authority of its Board of Directors and said Peter M. Brennan then and there acknowledged said instrument to be the free act and deed of said corporation by him voluntarily executed.

Given under my hand and notarial seal this 1st day of December, A.D. 2008.

/s/ Kim M. Michiels
_____
Kim M. Michiels
Notary Public, Brown County, Wisconsin
My commission expires: February 19, 2012

(NOTARIAL SEAL)

This instrument was drafted by Attorney Larry J. Bonney of the law firm of Foley & Lardner LLP, Milwaukee, Wisconsin.

18

SCHEDULE A

The property referred to in Article II of the foregoing Supplemental Indenture from Wisconsin Public Service Corporation to U.S. Bank National Association (successor to Firstar Bank, National Association, successor to Firstar Trust Company, formerly known as First Wisconsin Trust Company), Trustee, dated as of December 1, 2008, is that herein specifically described and enumerated or referred to in this Schedule A.

BROWN COUNTY, WISCONSIN

Project 0150007039

Lot One (1), Volume 53 Certified Survey Map, Page 287, Map No. 7777; said map being Lot Nine (9), Lots Eleven (11) through Twenty-two (22), and the un-numbered part of Block Sixteen (16), all located in Block Sixteen (16), C.L.A. Tanks Fourth Addition; part of vacated Seventh Street; and part of Private Claims 5 & 6, West side of the Fox River, City of Green Bay, Brown County, Wisconsin.

APN: Part of 1-1404-1 and Part of 1-836 and Part of 1-835 and Effective 2009 1-835

KEWAUNEE COUNTY, WISCONSIN

Part of the Southwest Quarter (SW 1/4) of the Southwest Quarter (SW 1/4) of Section Eight (8), Township Twenty-three (23) North, Range Twenty-five (25) East, City of Kewaunee, Kewaunee County, Wisconsin, described as follows:

Commencing at the Southwest corner of said section, which is marked by a nail; thence N88°07'29"E along the South line of said Southwest Quarter (SW 1/4) section 250.00 feet to the point of beginning; thence S00°52'39"E a distance of 46.59 feet; thence N83°19'03"E a distance of 329.47 feet; thence N79°17'06"E a distance of 123.48 feet to an existing iron pipe; thence S88°07'29"W a distance of 449.51 feet to the point of beginning.

Part of Tax Parcel Number: 31 241 SW8 40-2

ONEIDA COUNTY, WISCONSIN

Project 0150007041

Lots Four (4) and Five (5) of Certified Survey Map No. 3081, recorded in Vol. 13 Certified Surveys, Page 3081, Map No. 3081, as Document No. 608922; said Map being part of the Southeast Quarter of the Northwest Quarter (SE ¼ of the NW ¼), Section Thirty-three (33), Township Thirty-seven (37) North, Range Nine (9) East, in the City of Rhinelander, Oneida County, Wisconsin.

Less and except the following:

A parcel of land located in part of the SE ¼ of the NW ¼, Section 33, T 37 N, R 9 E, City of Rhinelander, Oneida County, Wisconsin described as follows:

Commencing at the south ¼ corner of said Section 33, thence N 03°50'26" E a distance of 2222.55' to an iron pipe, thence N 03°47'08" E a distance of 32.88' to an iron pipe, thence N 85°04'37" W a distance of 609.24' to the point of beginning, thence along the arc of a curve concave to the southwest having a radius of 60.00' and a long chord which bears N 57°18'51" W 58.20' a distance of 60.76' to an iron pipe, thence S 03°39' 30" W a distance of 27.12' to a point, thence S 85°04'37" E a distance of 50.90' to the point of beginning. Parcel contains 985 sq. ft

Part of Tax Parcel Number: RH 9333-0813; RH 9333-0814

Project 0150007042

Lot One (1) of Certified Survey Map No. 3486, recorded in Vol. 15 Certified Surveys, Page 3486 as Doc. No. 654875, being part of the Northeast Quarter of the Southwest Quarter (NE ¼ of the SW ¼), Section Thirty-three (33), Township Thirty-seven (37) North, Range Nine (9) East, in the City of Rhinelander, Oneida County, Wisconsin.

Less and except the following:

A parcel of land located in part of the NE¼ of the SW¼, Section 33, T 37 N, R 9 E, City of Rhinelander, Oneida County, Wisconsin described as follows:

Commencing at the south ¼ corner of said Section 33 marked by an Oneida County Monument, then N 03°50'26" E a distance of 2189.48' to an iron pipe, thenceN 85°04'37" W a distance of 610.64' to an iron pipe and point of beginning, thence along the arc of a curve concave to the north having a radius of 60.00' and a long chord which bears N 85°04'37" W 100.13' a distance of 118.27' to an iron pipe, thence S 85°04'37" E a distance of 100.13' to the point of beginning. Parcel contains 1890 sq. ft.

Part of Tax Parcel Number: RH 9333-0900

Project 0150008021

A parcel of land located in part of the Southeast Quarter of the Northwest Quarter (SE ¼ of the NW ¼) and in the Northeast Quarter of the Southwest Quarter (NE ¼ of the SW ¼), Section

A-2

Thirty-three (33), Township Thirty-seven (37) North, Range Nine (9) East, in the City of Rhinelander, Oneida County, Wisconsin, described as follows:

Commencing at the South quarter corner of said Section 33 marked by an Oneida County Monument; thence North 03 deg. 50 min. 26 sec. East a distance of 2189.48 feet to an iron pipe and point of beginning; thence North 85 deg. 04 min. 37 sec. West a distance of 610.64 feet to an iron pipe; thence along the arc of a curve concave to the West having a radius of 60.00 feet and a long chord which bears North 05 deg. 02 min. 02 sec. East 65.94 feet a distance of 69.81 feet to an iron pipe; thence South 85 deg. 04 min. 37 sec. East a distance of 609.24 feet to an iron pipe; thence South 03 deg. 47 min. 08 sec. West a distance of 32.88 feet to a brass capped iron pipe; thence South 03 deg. 50 min. 26 sec. West a distance of 33.07 feet to the point of beginning.

Tax Parcel Number: RH 9333-0808

SHEBOYGAN COUNTY, WISCONSIN

Project 0150007052

A 13.4% interest in and to the following:

Part of the NE ¼ of the NW ¼ of Section 2, Township 14 North, Range 23 East, Town of Wilson, Sheboygan County, Wisconsin described as follows: Commencing at a point that is 1011.6 feet South and 207.52 feet East of the Northwest corner of the NE ¼ of the NW ¼ of said Section, Township and Range; thence South 6 degrees 12 minutes West 120 feet; thence South 83 degrees 48 minutes East 192 feet; thence North 6 degrees 12 minutes East 120 feet; thence North 83 degrees 48 minutes West 192 feet to the point of beginning.

Part of the NE ¼ of the NW ¼ of Section 2, Township 14 North, Range 23 East, Town of Wilson, Sheboygan County, Wisconsin, described as follows: coming at the intersection of the centerline of Black River Road with the North line of said Section, Township and Range; thence South 42 degrees 03 minutes East along said centerline 583.5 feet; thence South 6 degrees 12 minutes West 592.35 feet to the place of beginning; thence South 6 degrees 12 minutes West 120 feet; thence South 83 degrees 48 minutes East 13.4 feet to the West line of South Eighth Street; thence North 5 degrees 07 minutes East along said West line 120.03 feet; thence North 83 degrees 48 minutes West 11.4 feet to the place of beginning.

Tax Key Number 59030450490

MENOMINEE COUNTY, MICHIGAN

Project 0150008024

A parcel of land being a part of the Southeast Quarter of the Southeast Quarter (SE 1/4 - SE 1/4) of Section Ten (10), Township Thirty-two (32), Range Twenty-seven (27) West, in the Township of Menominee, Menominee County, Michigan, described as follows:

Commencing at the Southeast Corner of said Section 10, Township 32 North, Range 27 West; thence North 00 deg. 40 min. 36 sec. East, 33.11 feet along the East Line of the SE 1/4 of the SE 1/4 of Section 10 to the Southerly Line of Lot 3, Certified Survey No. 58, Menominee County, Michigan Registry; thence North 85 deg. 37 min. 05 sec. West, 564.51 feet along the Southerly Line of Lots 3 and 2, Certified Survey No. 58 to the Southwest Corner of said Lot 2; thence North 00 deg. 24 min. 10 sec. East, 408.20 feet along the Westerly Line of Lots 2 and 1, Certified Survey No. 58 to the Northeast Corner of land described in Liber 231, Page 613; thence North 85 deg. 05 min. 30 sec. West 45.78 feet along the Northerly Line of land described in Liber 231, Page 613 to the Point of Beginning of herein described parcel; thence continue North 85 deg. 05 min. 30 sec. West, 253.47 feet along said Northerly Line to the Easterly right of way line of the Chicago and Northwestern Railroad (fka Wisconsin Central Railroad); thence North 00 deg. 28 min. 00 sec. East, 25.08 feet along said Easterly Line; thence South 85 deg. 05 min. 30 sec. East, 255.50 feet thence South 05 deg. 07 min. 39 sec. West, 25.00 feet to the Point of Beginning.